SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 5, 2006

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release – ANGLOGOLD ASHANTI REPORT FOR THE QUARTER ENDED 31 MARCH 2006 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL ACCOUNTING STANDARDS

Report

for the quarter ended 31 March 2006

Group results for the quarter…

- ❖ Adjusted headline earnings up 110% to $86m.
- ❖ Price received up 14% or $69/oz to $545/oz.
- ❖ Gold production down 10% to 1.34Moz, due to lower grades and fewer production shifts in South Africa, both of which were anticipated.
- ❖ Total cash costs up 11% to $308/oz, as a result of strong local operating currencies and lower gold produced but some 4% below the company's mid-quarter guidance.

		Quarter ended Mar 2006	ended Dec 2005	ended Mar 2005	Year ended Dec 2005	Quarter ended Mar 2006	ended Dec 2005	ended Mar 2005	Year ended Dec 2005
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	**41,667**	46,460	48,808	191,783	**1,340**	1,494	1,569	6,166
Price received[1]	- R/kg / $/oz	**107,903**	99,780	82,152	89,819	**545**	476	424	439
Total cash costs	- R/kg / $/oz	**60,815**	58,367	54,778	57,465	**308**	278	284	281
Total production costs	- R/kg / $/oz	**82,079**	82,873	70,639	76,495	**416**	395	366	374
Financial review									
Gross (loss) profit	- R / $ million	**(318)**	(340)	255	1,088	**(61)**	(57)	57	183
Gross profit adjusted for the effect of unrealised non-hedge derivatives[2]	- R / $ million	**1,248**	870	676	2,988	**202**	134	112	469
(Loss) profit attributable to equity shareholders	- R / $ million	**(1,074)**	(1,463)	50	(1,262)	**(185)**	(227)	22	(183)
Headline (loss) earnings[3]	- R / $ million	**(1,067)**	(1,097)	103	(723)	**(184)**	(171)	31	(98)
Headline earnings before unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps[4]	- R / $ million	**530**	250	368	1,265	**86**	41	61	200
Capital expenditure	- R / $ million	**961**	1,283	864	4,600	**156**	197	144	722
(Loss) earnings per ordinary share	- cents/share								
Basic		**(405)**	(552)	19	(477)	**(70)**	(86)	8	(69)
Diluted		**(405)**	(552)	19	(477)	**(70)**	(86)	8	(69)
Headline[3]		**(403)**	(414)	39	(273)	**(69)**	(65)	12	(37)
Headline earnings before unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps[4]	- cents/share	**200**	94	139	478	**32**	15	23	76
Dividends	- cents/share		62		232		10		36

Notes:
1. *Price received includes realised non-hedge derivatives.*
2. *Refer to note 8 of Notes for the definition.*
3. *Refer to note 6 of Notes for the definition.*
4. *Refer to note 7 of Notes for the definition.*

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Quarter 1 2006


Alaska
USA
Cripple Creek & Victor
Colombia
Brazil
Serra Grande
AngloGold Ashanti Mineração
Argentina
Cerro Vanguardia
Mali
Ghana
Guinea
Yatela
Sadiola
Siguiri
Morila
Bibiani
Iduapriem & Teberebie South
Obuasi
Navachab
Namibia
Republic of South Africa
South African operations
DRC
Geita
Tanzania
Russia
Mongolia
China
Laos
Philippines
Australia
Boddington
Sunrise Dam
Operations with brownfields exploration
Greenfields exploration areas
Exploration alliance areas
Countries with greenfields exploration

Operations **at a glance**

for the quarter ended 31 March 2006

	Price received[1]		Production		Total cash costs		Cash gross profit (loss)[2]		Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives[3]	
	$/oz	% Variance[4]	oz (000)	% Variance[4]	$/oz	% Variance[4]	$m	% Variance[4]	$m	% Variance[4]
Great Noligwa	**577**	18	**161**	(5)	**263**	10	**49**	17	**36**	44
Mponeng	**579**	19	**137**	(4)	**261**	6	**45**	41	**32**	28
TauTona	**575**	18	**110**	(14)	**294**	19	**31**	7	**18**	38
Sunrise Dam	**598**	16	**91**	(1)	**281**	22	**28**	100	**22**	214
Kopanang	**576**	18	**104**	(12)	**325**	24	**26**	4	**19**	6
Obuasi	**532**	16	**99**	(1)	**349**	(2)	**18**	100	**1**	120
Morila[5]	**560**	16	**54**	(7)	**262**	15	**16**	14	**11**	38
Cerro Vanguardia[5]	**454**	5	**52**	2	**186**	8	**15**	7	**8**	(11)
AngloGold Ashanti Mineração	**457**	1	**49**	(26)	**188**	(1)	**14**	(7)	**11**	(8)
Yatela[5]	**555**	14	**33**	6	**222**	7	**12**	50	**10**	67
Siguiri[5]	**529**	15	**57**	(8)	**379**	11	**11**	38	**4**	300
Geita	**555**	10	**84**	(30)	**368**	13	**10**	25	**2**	(71)
Cripple Creek & Victor	**370**	(7)	**64**	(25)	**246**	3	**10**	(23)	**2**	(50)
Sadiola[5]	**553**	14	**42**	(2)	**271**	(5)	**10**	–	**9**	29
Navachab	**553**	15	**22**	–	**227**	(12)	**7**	(42)	**5**	(29)
Iduapriem[5]	**530**	16	**43**	(2)	**362**	(9)	**7**	800	**2**	140
Serra Grande[5]	**453**	(5)	**24**	–	**187**	7	**6**	(25)	**5**	(17)
Savuka	**572**	17	**21**	(16)	**363**	22	**4**	300	**4**	300
Bibiani	**555**	18	**15**	(40)	**281**	(16)	**4**	200	**2**	133
Tau Lekoa	**572**	17	**46**	(25)	**518**	17	**1**	(67)	**(5)**	–
Moab Khotsong	**583**	–	**9**	–	**848**	–	**(2)**	–	**(7)**	–
Other			**21**	(19)			**20**	186	**11**	1,200
AngloGold Ashanti	**545**	14	**1,340**	(10)	**308**	11	**342**	28	**202**	51

1   Price received includes realised non-hedge derivatives.
2   Cash gross profit is gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
3   Refer to note 8 of Notes for the definition.
4   Variance March 2006 quarter on December 2005 quarter – increase (decrease).
5   Attributable.

Rounding of figures may result in computational discrepancies.

Financial and **operating review**

OVERVIEW FOR THE QUARTER

Strong participation in the gold price rally, with the price received $69/oz higher than that of the previous quarter and only 2% lower than the average spot price, resulted in a much improved financial performance for the first quarter of 2006, lifting adjusted headline earnings 110% to $86m.

Operationally, production was lower by 10% to 1.34Moz, with total cash costs of $308/oz, some 4% below the company's mid-quarter guidance.

In South Africa, production declined 9%, with TauTona and Kopanang reporting respective decreases of 18,000oz and 14,000oz, due to lower volumes mined. More generally, the region was affected by the reduced number of production shifts associated with the normal year-end breaks, in addition to planned production declines at Tau Lekoa and Savuka, as these operations are restructured to improve profitability going forward. Mponeng had an excellent quarter, with gold production only slightly down quarter-on-quarter notwithstanding the December break, and total cash costs exceptionally well-contained at R51,487/kg ($261/oz).

Additionally, Moab Khotsong entered into commercial production this quarter, reporting the low volumes and high total cash costs inherent to the planned slow build-up in volume mined. Although Moab's production is expected to increase by approximately 80% over the next twelve months, with costs declining accordingly, total cash costs for the South African operations as a whole rose to R61,747/kg ($313/oz) this quarter, in part as a result of Moab's commencement.

The other African assets reported mixed operational results, with stable production and lower cash costs at Obuasi and Iduapriem in Ghana, as well as Sadiola in Mali. As reported in the guidance update earlier in the first quarter, however, Geita was negatively affected by countrywide drought and subsequent heavy rains in Tanzania, which resulted in the operation's 30% production decline over that of the prior quarter and 13% increase in total cash costs to $368/oz.

Regarding the international operations, strong local currencies continued to put pressure on total cash

costs at the South American operations, with both Cerro Vanguardia in Argentina and Serra Grande in Brazil reporting 8% increases, in spite of steady production.

In Australia, Sunrise Dam also reported stable production, although total cash costs rose 22%, returning to normal levels of $281/oz after a once-off stockpile adjustment substantially reduced costs in the fourth quarter of last year. Cripple Creek & Victor, in the US, reported a 25% decline in production as a result of lower-than-expected grades.

Looking ahead, production for the second quarter is estimated to be 1.483Moz at an average total cash cost of $299/oz, assuming the following exchange rates: R/$6.22, A$/$0.72, BRL/$2.19 and Argentinean peso/$3.05. Capital expenditure is estimated at $230m and will be managed in line with profitability and cash flow.

In late March, AngloGold Ashanti announced the launching of an equity offering. This offering was successfully completed on 20 April 2006 and resulted in the issue of 9,970,732 new ordinary shares, along with the simultaneous sale of 19,685,170 AngloGold Ashanti shares held by Anglo American plc. The combined offering was priced at $51.25 per ADS and ZAR315.19 per ordinary share (a 1% discount to the weighted average traded price of the securities on the JSE over the 30 days prior to pricing). Net proceeds of the primary offering approximated $495m, which will result in a reduced net debt position of approximately $1.2bn. The Anglo American plc holding in AngloGold Ashanti has now reduced to 41.8%.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At **Great Noligwa,** volume mined declined 4% this quarter in line with a planned reduction following the December break. Tons milled consequently declined 5% and production also decreased 5% to 5,013kg (161,000oz). Total cash costs increased 3% to R52,022/kg ($263/oz) as a result, although a continued focus on cost saving interventions helped to partially offset the effect of lower production. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased by 36% to R223m ($36m), primarily as a result of a higher price received.

The Lost-Time Injury Frequency Rate (LTIFR) was 10.60 lost-time injuries per million hours worked (9.59 for the previous quarter). Two employees regrettably lost their lives in rolling rock and fall of ground accidents, respectively.

At **Kopanang,** a planned 7% decline in volume mined, together with a 6% reduction in yield due to an ore dilution problem that is currently being addressed, resulted in a 12% production decrease to 3,220kg (104,000oz). Total cash costs consequently increased 16% to R64,220/kg ($325/oz). Gross profit adjusted for the effect of unrealised non-hedge derivatives, at R117m ($19m), was stable quarter-on-quarter, as an improved price received offset the effects of lower production and higher total cash costs.

The LTIFR was 15.45 (10.91). The mine achieved 1.5 million fatality-free shifts on 16 March 2006.

Moab Khotsong entered into commercial production on 1 January 2006 and for the quarter reported 292kg (9,000oz), with total cash costs of R167,406/kg ($848/oz). Gross loss adjusted for the effect of unrealised non-hedge derivatives amounted to R40m ($7m).

As a new production unit, Moab Khotsong is currently mining low volumes within the context of a relatively high fixed cost structure. As previously reported, production is expected to increase by approximately 80% in 2007 and total cash costs are anticipated to decline accordingly.

The LTIFR was 17.61 (10.32). Regrettably, one employee died in a rock-fall.

At **Tau Lekoa,** the restructuring plan to return the operation to profit-generating status highlighted last quarter is well underway. Accordingly, volume mined decreased 21% over the quarter in line with the strategic decision to downscale production, which declined 24% to 1,438kg (46,000oz). Total cash costs increased 10% to R102,270/kg ($518/oz). Gross loss adjusted for the effect of unrealised non-hedge derivatives increased to R32m ($5m), as a higher price received more than offset the effect of lower volume mined.

The LTIFR was 19.08 (22.33).

At **Mponeng**, gold production declined 4% to 4,269kg (137,000oz), driven by a 10% decrease in stoping volumes following an anticipated slow start-up after the December break. Despite lower production, total cash costs, at R51,487/kg ($261/oz), were on par with those of the previous quarter due to the continued implementation of cost-savings initiatives. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased 22% to R198m ($32m), as a consequence of a significantly higher price received.

The LTIFR was 7.53 (13.98). Regrettably, one employee died in a seismic fall of ground incident.

Although **Savuka** entered into orderly closure mode as indicated at the end of 2005, given the strength of the current gold price, the operation returned to double-shift mining over the quarter with the intention of maintaining production to December 2006. Production decreased 15% quarter-on-quarter to 653kg (21,000oz) due to a 20% yield decline, while total cash costs rose 15% to R71,772/kg ($363/oz). Gross profit adjusted for the effect of unrealised non-hedge derivatives was R23m ($4m), up from a profit of R7m ($1m) in the previous quarter, mainly as a result of the downscaling associated with the single shift operation, and to an improved price received.

The LTIFR was 15.32 (18.28).

At **TauTona**, volume mined declined 11% after seismicity concerns led to decreases in face advance and panels mined. Consequently, production fell by 14% to 3,413kg (110,000oz) and total cash costs increased 11% to R57,978/kg ($294/oz), although an improved cost-saving performance helped to partially offset the effect of lower production. Gross profit adjusted for the effect of unrealised non-hedge derivatives nevertheless improved 29% to R110m ($18m), due to an improved price received.

The LTIFR was 14.99 (11.60). Regrettably, five employees were killed in two separate seismic fall-of-ground incidents.

ARGENTINA

At **Cerro Vanguardia** (92.5% attributable), gold production increased 2% to 52,000oz, primarily as a consequence of higher feed grade this quarter. Total cash costs rose 8% to $186/oz, mainly due to higher inflation and higher royalties. Gross profit adjusted for the effect of unrealised non-hedge derivatives, at $8m, was 11% lower than that of the previous quarter, principally as a consequence of higher cash and amortisation costs, partially offset by a higher price received.

The LTIFR was 0.00 (4.04).

AUSTRALIA

Production at **Sunrise Dam** decreased 1% quarter-on-quarter to 91,000oz. Total cash costs returned to normal levels of A$380/oz ($281/oz), after a once-off ore stockpile adjustment in the previous quarter considerably reduced total cash costs to A$310/oz. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased significantly to A$29m ($22m), mainly due to an improved price received.

Open-pit mining continued this quarter in the lower-grade Sunrise Shear Zone, where it will remain until the GQ Lode is accessed, which should result in a significant production increase in the fourth quarter of 2006. The underground project, where development inclines and mining are currently accessing higher-grade ore, continues to supplement production. During the quarter, 809m of underground capital development and 399m of operational development were completed.

The LTIFR was 0.00 (4.84).

BRAZIL

At **AngloGold Ashanti Mineração**, gold production decreased 26% to 49,000oz as planned, due to a production halt while the shaft and crusher at Cuiabá mine were upgraded as part of the deepening project underway at the operation. Total cash costs, at $188/oz, were slightly lower than those of the previous quarter. Gross profit adjusted for the effect of unrealised non-hedge derivatives declined 8% to $11m as a consequence of lower gold produced, partially offset by higher price received.

The LTIFR was 2.12 (4.41).

At **Serra Grande** (50% attributable), gold production was maintained at last quarter's level of 24,000oz. Total cash costs, at $187/oz, rose 7% as a result of slightly lower grades and the continued appreciation of the Brazilian real. As a result, gross profit adjusted for the effect of unrealised non-hedge derivatives, at $5m, declined 17% quarter-on-quarter.

The LTIFR was 2.38 (4.87).

GHANA

At **Bibiani**, production declined 40% to 15,000oz, in line with the forecast downscale to a tailings-only operation. Total cash costs improved 16% to $281/oz due to the elimination of costs directly associated with mining activity, which more than offset the effect of the lower tailings grades. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased to $2m from a loss of $6m last quarter, driven by a rehabilitation adjustment in the previous quarter and a higher price received in the first quarter of 2006.

The LTIFR was 0.00 (0.00).

At **Iduapriem** (85% attributable), production declined marginally to 43,000oz as a result of an 8% decrease in tonnage treated after an ore conveyor belt breakdown. This problem is being resolved.

Yield improved 7% as mining moved back into higher-grade areas after a temporary move in the last quarter to a lower-grade zone, a recommendation from the previously reported mine-to-mill study. Total cash costs improved 9% to $362/oz, primarily as a consequence of the higher grade, while gross profit adjusted for the effect of unrealised non-hedge derivatives improved to $2m from a loss of $5m last quarter, mainly due to an improved price received.

Gold production at **Obuasi** declined marginally to 99,000oz this quarter, mainly due to a 6% underground yield decrease resulting from the treatment of lower-grade ore. However, improved processing availability led to a 12% increase in tonnage treated, which offset the effect of the lower yield and total cash costs consequently improved 2% to $349/oz. Gross profit adjusted for the effect of unrealised non-hedge derivatives was $1m, compared with a $5m loss in the previous quarter.

The LTIFR was 2.02 (2.28). Two employees regrettably lost their lives this quarter.

REPUBLIC OF GUINEA

At **Siguiri** (85% attributable), production declined 8% to 57,000oz primarily due to a problem with the ball mill, which should be resolved during the second quarter. Tonnage treated continued to improve as a result of a better plant performance, although yield for the quarter fell 10%. Lower grades and production drove total cash costs up 11% to $379/oz, although gross profit adjusted for the effect of unrealised non-hedge derivatives improved significantly to $4m, primarily as a consequence of an increased price received, which more than offset the effect of the higher total cash costs.

LTIFR was 1.30 (0.00).

MALI

At **Morila** (40% attributable), increased tonnage throughput helped to offset an anticipated decline in recovered grade, although production decreased 7% to 54,000oz. Total cash costs, at $262/oz, rose 15% as a result of the grade-driven production decline, although gross profit adjusted for the effect of unrealised non-hedge derivatives nevertheless increased by 38% to $11m, as an improved price received more than offset the effect of lower production.

The LTIFR was 1.15 (3.52).

At **Sadiola** (38% attributable), gold production decreased marginally to 42,000oz due to the combination of fewer scheduled milling shifts and a slime dump pipeline problem, which together resulted in a tonnage throughput decline. The tailings pipeline will be replaced during the year. Higher recovered grade partially offset the effect of lower throughput, however, resulting in a 5% decline in total cash costs to $271/oz, while gross profit adjusted for the effect of unrealised non-hedge derivatives, at $9m, was 29% higher than that of the previous quarter, as the better price received offset the effect of lower production.

The LTIFR was 2.07 (1.03).

At **Yatela** (40% attributable), production increased 6% to 33,000oz, primarily due to improved grade. Total cash costs, however, were 7% higher at $222/oz, as a result of the change from top lift stacking during the previous quarter to bottom lift stacking, which requires increased cement consumption in order to maintain the stability of the pad. Higher production and a significantly improved price received more than offset the increase in total cash costs, leading to a 67% increase to $10m in gross profit adjusted for the effect of unrealised non-hedge derivatives.

The LTIFR was 0.00 (3.77).

NAMIBIA

Gold production at **Navachab,** at 22,000oz, was consistent with that of the previous quarter, after increased tonnage throughput offset a decrease in recovered grade. Total cash costs improved 12% to $227/oz, due to a credit stockpile adjustment. Gross profit adjusted for the effect of unrealised non-hedge derivatives declined 29% to $5m, as profit recorded for the previous quarter included a non-recurring deferred stripping credit.

The LTIFR was 0.00 (0.00).

TANZANIA

As highlighted during the quarter, production at **Geita** declined 30% due to a 27% reduction in tonnage throughput after drought conditions in Tanzania reduced water supply to the processing plant. Subsequent heavy rains resulted in hauling constraints from the satellite pits to the plant, further affecting throughput, and total cash costs consequently increased 13% to $368/oz. The consequence of heavy rains, combined with being behind schedule on the Nyankanga cut-back, will further reduce production at Geita next quarter. Gross profit adjusted for the effect of unrealised non-hedge derivatives declined by 71% to $2m, as a result of the lower production and higher cash costs.

The LTIFR was 0.40 (0.81).

USA

At **Cripple Creek & Victor** (67% ownership with 100% interest in production until initial loans are repaid), gold production declined 25% as forecast earlier in the quarter to 64,000oz, due to reduced grades placed on the heap leach. Total cash costs rose 3% to $246/oz, primarily as a result of the lower production and increases in both commodity application rates and ore tonnage movement.

Gross profit adjusted for the effect of unrealised non-hedge derivatives, at $2m, declined by $2m quarter-on-quarter as a consequence of the reduced production and lower price received.

The LTIFR was 0.00 (0.00). In March, CC&V achieved 28 months without a lost-time accident.

Notes:
- All references to price received includes realised non-hedge derivatives.
- In the case of joint venture operations, all production and financial results are attributable to AngloGold Ashanti.
- Rounding of figures may result in computational discrepancies.
- Adjusted headline earnings is headline earnings before unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps and deferred tax thereon.

Review of the **gold market**

Since the beginning of 2006, the gold price has moved strongly higher to a new twenty-five year high. The price direction has been almost continuously upward since late 2005.

The average price for the quarter of $554/oz was $69/oz or 14% higher than the average price of $485/oz in the final quarter of 2005. Since the end of the quarter, the price has broken strongly through $600/oz, a price level not seen since December 1980, and currently trades above $660/oz. The momentum of price rises seen in the final quarter of last year has hardly abated, with the price of gold up by almost $160/oz since the beginning of 2006. The full benefit of this price increase was reduced for South Africa producers by the local currency which strengthened by 6% against the US dollar quarter-on-quarter. Nevertheless, the average price of R108,955/kg for the period under review was 8% better than the average of R101,950/kg in the final quarter of 2005. Since the end of the quarter, the local price has risen above R130,000/kg. In Australia, a weaker local currency for much of the quarter assisted with received prices for the period, although the Australian dollar has strengthened since the end of the quarter.

GOLD

As noted above, momentum in the gold price continues, and the gold market seems set for a sustained positive cycle.

Besides favourable circumstances particular to gold, the metal was most certainly buoyed by continued investment flows in to commodities in general. This is reflected in part in the high price correlation in the second-half of 2005 between gold and other metals, including zinc, silver, lead and copper. Investor interest in commodities is reflected in the continued growth in several major commodity funds, and this investment interest has translated into record spot prices in metals such as copper, supported by continued physical demand.

During the quarter under review, the price relationship between gold and silver has broken, to the extent that the silver price has risen significantly more sharply than even the favourable movement in gold. This move in silver has been driven by the anticipation amongst investors and speculators of the launch of an exchange traded fund in silver, which is likely to have a material positive impact on demand for silver, and a related favourable impact on the silver price. Whilst investment flows into gold exchange traded funds early in the quarter kept the gold price firm, trade in these gold funds was much quieter during the latter part of the quarter. This difference in the price behaviour in the first quarter does not necessarily imply a permanent disconnection between the two precious metals markets, and stronger prices for silver are likely to be helpful for gold.

The interruption in the correlation between the US dollar spot price of gold and the US dollar exchange rate against the euro has continued. Market commentators refer frequently to changes in the US dollar/euro exchange rate to justify movements in gold price, but it is difficult to sustain an argument for effective correlation between the markets. During the nine months since mid-2005, when the price behaviour of the two markets began to diverge, the gold price has moved strongly upwards by almost 60%, whilst the dollar has remained in a band of 6 - 7 cents or 5% against the euro.

Technical analysis of the gold price also remains strongly supportive of the market today. Not only is the positive momentum of gold price rise in recent years as yet unbroken, but the gold price has sustained its position above ever-increasing historic trading averages, and analysts and commentators predict prices well into the $600's/oz for the year ahead.

In addition, other factors remain favourable to gold. For all the sustained recovery in the US currency over the past year, currency market commentators continue to call for a weaker US dollar during the year ahead. Oil prices remain firm and rising, aided by on-going conflict in Iraq. The investment sector remains strong and official holders of gold continue to provide good news for the metal. The latest support from the official sector came with the announcement during the past quarter that the Bundesbank would not sell any gold during the current year of the second Washington Agreement. The German central bank has elected for the second year in a row to forego its right to sell gold as part of the annual tranche of up to 500t in terms of the second central bank agreement on gold sales, and it is unlikely now that the cumulative sales of gold by signatories to this agreement will reach either the permitted amount of 500t for this year, or the total projected sales of 2,500t for the five-year period to September 2009.

PHYSICAL MARKET

Entirely as one would expect, physical demand for gold during the final quarter of 2005 and the first quarter of 2006 has fallen in the face of sharply higher spot gold prices. This is particularly so in the jewellery sector and in those markets such as India where margins are low and retail prices are close to the underlying gold spot price.

In this regard, the annual gold demand figures for 2005 are misleading, insofar as they show an increase of 4% year-on-year for total fabrication demand, or some 125t of increased demand, with much of this coming from a 100t rise in jewellery demand globally. These figures combine a strongly higher offtake during the first half of 2005 with very substantially lower demand towards the end of 2005. This fall in demand has carried over into 2006, and physical offtake could be as much as 400t lower this year than it was in 2005, with global demand for gold in jewellery actually lower than annual mine production of gold.

Practically all demand for gold in respect of investment went into the wholesale market of exchange traded funds, commodities exchanges and over-the-counter purchases. Offtake of gold in both coin and bar was little changed in 2005.

Regarding supply, new mine production was up by 2% year-on-year, with a forecast that 2006 will see gold mine production up by a further 4%. A bigger positive impact on supply came in the fall of almost 300t in de-hedging by gold producers, from the total of 427t of gold hedge commitments taken back by producers in 2004, to a relatively modest total of 130t of hedge taken back in 2005. This is the lowest level of de-hedging by gold producers since this process commenced in 2000.

The effect of, the fall in de-hedging increases the amount of gold sold by gold producers directly on the spot market.

Finally, just as jewellery demand has fallen in the face of higher spot prices, so scrap supplies of gold on to the market have increased significantly during the final quarter of 2005 and the first three months of 2006. Scrap sales of gold of 8Moz, or 259t in the final quarter of 2005 equate to an annual rate of supply from scrap of over 1,000t of gold, higher than at any time before.

CURRENCIES

The strength of the US dollar continues to confound all forecasts of the inevitable weakening of the US currency.

For over a year now, analysts have continued to call for a dollar back over $1.30 to the euro to reflect the budget deficit and more particularly the trade and current account deficit of the United States. Notwithstanding these forecasts, the exchange rate for the US currency against the euro has averaged $1.20 for the past nine months and has remained in a tight range of $1.18 - $1.23 to the European currency.

However, the likelihood of a weaker dollar must remain. The current account deficit of the United States grew throughout 2005 to a total of $762bn for the year, and the deficit is currently running at a trend in excess of $800bn for 2006. More importantly, with the end of the window period provided for in the Homeland Investment Act to the end of 2005, net foreign funds flows into the US faltered at the end of 2005 and have fallen below the amount of the trade deficit. Notwithstanding the lack of correlation between the US dollar strength and the gold price strength during the past nine months, it is likely that any weakening in the US dollar during the year ahead will be beneficial to the US dollar spot price of gold.

The South African currency opened the year stronger, and this strength has been maintained. The rand closed the quarter at R6.17/$1 or 3% stronger than its opening exchange rate, and the currency was as strong as R5.93/$1 during the quarter. Notwithstanding slightly slower growth in the South African economy and an increased trade deficit, there is no reason why this strength should not be maintained further into the rest of the year, particularly if the expectations of a weaker US dollar later in 2006 are correct.

HEDGING

As at 31 March 2006, the net delta hedge position of AngloGold Ashanti was 11.23Moz or 349t, valued at the spot gold price at the end of the quarter of $582/oz. This net delta position reflects an increase of some 390,000oz or 12t in the net delta size of the AngloGold Ashanti hedge, compared with the position at the end of the previous quarter. This increase is due entirely to a higher delta in open options positions, valued against a quarter-end spot price which was higher by $65/oz than the closing spot price of $517/oz at the end of 2005.

The marked-to-market value of the hedge position as at 31 March 2006 was negative $2.707bn. Again, the increase in the negative value of the hedge was due entirely to the increase of the closing spot price by $65/oz quarter-on-quarter. Had the spot price of gold at the end of March 2006 remained unchanged from the price of $517/oz at the end of December, the hedge would have reduced in size to 10.34Moz or 322t, with a marked-to-market negative value of $2.02bn.

The price received by the company for the quarter was $545/oz, compared with an average spot price for the period of $554/oz. The company continues to manage its hedge positions actively, and to reduce overall levels of pricing commitments in respect of future gold production by the company.

Hedge position

As at 31 March 2006, the group had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the company on this date was 11.23Moz or 349t (at 31 December 2005: 10.84Moz or 337t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $2.707bn (negative R16.65bn) as at 31 March 2006 (as at 31 December 2005: negative $1.941bn or R12.24bn). This value at 31 March 2006 was based on a gold price of $582/oz, exchange rates of R/$6.150 and A$/$0.7148 and the prevailing market interest rates and volatilities at that date.

As at 4 May 2006, the marked-to-market value of the hedge book was a negative $3.633bn (negative R22.125bn), based on a gold price of $664.70 /oz and exchange rates of R/$6.09 and A$/$0.7660 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

Year		2006	2007	2008	2009	2010	2011-2015	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	2,380	25,469	30,076	26,288	16,328	37,239	137,779
	US$/oz	$365	$357	$365	$380	$382	$411	$381
Put options purchased	Amount (kg)	11,010	1,455					12,465
	US$/oz	$345	$292					$339
Put options sold	Amount (kg)	14,460		855	1,882	1,882	7,527	26,606
	US$/oz	$485		$390	$400	$410	$435	$457
Call options purchased	Amount (kg)	10,121	6,357					16,479
	US$/oz	$358	$344					$353
Call options sold	Amount (kg)	27,287	32,544	32,904	31,194	28,054	76,068	228,052
	US$/oz	$419	$387	$395	$418	$429	$506	$441
RAND GOLD								
Forward contracts	Amount (kg)		2,449		933			3,382
	Rand per kg		R97,520		R116,335			R102,711
Put options purchased	Amount (kg)							
	Rand per kg							
Put options sold	Amount (kg)	3,266						3,266
	Rand per kg	R100,515						R100,515
Call options purchased	Amount (kg)							
	Rand per kg							
Call options sold	Amount (kg)	2,799	311		2,986	2,986	2,986	12,068
	Rand per kg	R116,185	R108,123		R202,054	R216,522	R230,990	R190,454
A DOLLAR GOLD								
Forward contracts	Amount (kg)	*622	6,843	2,177	3,390	3,110		14,899
	A$ per oz	A$295	A$630	A$653	A$648	A$683		A$662
Put options purchased	Amount (kg)	8,709						8,709
	A$ per oz	A$751						A$751
Put options sold	Amount (kg)	4,977						4,977
	A$ per oz	A$732						A$732
Call options purchased	Amount (kg)	3,110	3,732	3,110	1,244	3,110		14,306
	A$ per oz	A$673	A$668	A$680	A$694	A$712		A$683
Call options sold	Amount (kg)	11,819						11,819
	A$ per oz	A$775						A$775
** Total net gold:	Delta (kg)	24,817	56,229	60,834	59,127	43,289	104,331	349,329
	Delta (oz)	797,884	1,830,372	1,955,856	1,900,974	1,391,772	3,354,315	11,231,172

*   Long position.
**   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2006.
Rounding of figures may result in computational discrepancies.

	Year	2006	2007	2008	2009	2010	2011-2015	Total
DOLLAR SILVER								
Forward contracts	Amount (kg)							
	$ per oz							
Put options purchased	Amount (kg)	32,659	43,545	43,545				119,749
	$ per oz	$7.11	$7.40	$7.66				$7.42
Put options sold	Amount (kg)	32,659	43,545	43,545				119,749
	$ per oz	$6.02	$5.93	$6.19				$6.05
Call options purchased	Amount (kg)							
	$ per oz							
Call options sold	Amount (kg)	32,659	43,545	43,545				119,749
	$ per oz	$8.11	$8.40	$8.64				$8.41

The following table indicates the group's currency hedge position at 31 March 2006

	Year	2006	2007	2008	2009	2010	2011-2015	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)	64,937						64,937
	US$/R	R6.26						R6.26
Put options purchased	Amount ($)	55,000						55,000
	US$/R	R6.79						R6.79
Put options sold	Amount ($)	45,000						45,000
	US$/R	R6.55						R6.55
Call options purchased	Amount ($)							
	US$/R							
Call options sold	Amount ($)	95,000						95,000
	US$/R	R6.80						R6.80
A DOLLAR (000)								
Forward contracts	Amount ($)	29,260						29,260
	A$/US$	A$0.74						A$0.74
Put options purchased	Amount ($)	60,000						60,000
	A$/US$	A$0.73						A$0.73
Put options sold	Amount ($)	80,000						80,000
	A$/US$	A$0.76						A$0.76
Call options purchased	Amount ($)							
	A$/US$							
Call options sold	Amount ($)	80,000						80,000
	A$/US$	A$0.72						A$0.72
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	18,000	4,000					22,000
	US$/BRL	BRL3.21	BRL3.31					BRL3.23
Put options purchased	Amount ($)	5,000	2,500					7,500
	US$/BRL	BRL2.28	BRL2.30					BRL2.28
Put options sold	Amount ($)	5,000	2,500					7,500
	US$/BRL	BRL2.13	BRL2.10					BRL2.12
Call options purchased	Amount ($)							
	US$/BRL							
Call options sold	Amount ($)	20,000	2,500					22,500
	US$/BRL	BRL3.07	BRL2.36					BRL2.99

Rounding of figures may result in computational discrepancies.

Exploration

Total exploration expenditure amounted to $18m ($12m expensed, $6m capitalised) during the first quarter, compared to $19m ($11m expensed, $8m capitalised) in the fourth quarter 2005.

BROWNFIELDS EXPLORATION

At Siguiri, in **Guinea,** drilling continued at the Kintinian prospect, supporting previous intersections as well as confirming north-west and south-east extensions. Drilling to further interrogate soil geochemical anomalies in the Sintroko area, located 5km south of the Kami pit, has also recorded promising intersections. Follow-up drilling at Foulata, located 35km west of the current Siguiri operations, remains encouraging.

At Geita, in **Tanzania**, drilling between the Ridge 8 and Star and Comet deposits (at Nyamulilima) has confirmed continuous mineralisation between these deposits. Drilling at Lone Cone South Extension indicates that the orebody extends westwards and that an additional ore zone exists between the South and Central orebodies. At Nyankanga South, drill intercepts have confirmed significant mineralisation as indicated by previous drilling.

Regional drilling on the Morila grant in **Mali** intersected encouraging results in diamond hole REG003, located approximately 1km south-west, along strike of the Morila orebody. Broad-spaced holes around this intersection have confirmed the presence of a low-grade sub-economic mineralised halo.

At Sadiola, oxide mineralisation exploration continued and encouraging results were obtained from FN3, indicating a potential southern extension of the orebody. Assay results testing the gap area between FE3S and FE4 are awaited. Further metallurgical testing is underway on the deep sulphides at Sadiola.

A high-resolution magnetic survey over the mining licence at Navachab in **Namibia** was completed and the interpretation is in progress. Follow-up drilling at Grid A West (Gecko Prospect) yielded positive results, which are also being evaluated. A third phase of drilling will commence shortly.

In **Brazil,** drilling at Córrego do Sítio remains concentrated on the Laranjeiras orebody and this quarter returned results of 13.92 g/t over 2.05m on the down-plunge. Two additional holes (10.28 g/t over 2.65m and 9.95 g/t over 2.25m) have indicated an additional, probable economic orebody south of Cachorro Bravo.

In March, Serra Grande acquired the mining rights to property adjacent to its current operations, permitting full access to the Palmeiras orebody, as well as to the potential upside in surrounding mineralised structures.

GREENFIELDS EXPLORATION

Activities continued in the first quarter in Australia, Alaska, China, Colombia, Russia and the DRC, with an expensed expenditure of $9m.

Exploration activities were concluded in **Mongolia** and the landholdings are in the process of being divested.

An agreement was concluded to acquire an effective 8.7% stake in Vancouver-based Dynasty Gold Corporation, which has exploration projects in **China**, through a $2m private placement. The proceeds will be used to fund exploration at two Dynasty projects, Red Valley and Wild Horse, both located in China's prospective Qilian metallogenic belt.

At the Kimin project in the **DRC,** drilling in the Adidi/D7 Kanga (Mongbwalu) sector continued to encounter significant gold intercepts, extending mineralisation westward.

In the **USA** in **Alaska,** drilling commenced at Lost Mine South to determine continuity and expansion potential, with initially encouraging results. Drilling is expected to commence at the Terra project in the third quarter of this year.

Exploration activities in **Colombia** continued to focus on regional reconnaissance, drill target definition, permitting and drill site preparation, with drilling currently in progress on three targets. Initial drill intercepts are encouraging.

In **Australia**, at the Tropicana JV, drilling continued at the Tropicana and Rusty Nail prospects, extending the strike extent at Tropicana to 1.3km. Significant new intersections include 21m at 2.0g/t from 50m, 42m at 3.27g/t from 35m, and 9m at 4.17g/t.

Group **operating results**

			Quarter ended March 2006 Unaudited	Quarter ended December 2005 Unaudited	Quarter ended March 2005 Unaudited	Year ended December 2005 Unaudited	Quarter ended March 2006 Unaudited	Quarter ended December 2005 Unaudited	Quarter ended March 2005 Unaudited	Year ended December 2005 Unaudited
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Milled	- 000 tonnes /	- 000 tons	**3,236**	3,513	3,386	13,806	**3,567**	3,873	3,733	15,219
Yield	- g / t /	- oz / t	**7.12**	7.23	7.35	7.31	**0.208**	0.211	0.214	0.213
Gold produced	- kg /	- oz (000)	**23,055**	25,412	24,884	100,858	**741**	817	800	3,243
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes /	- 000 tons	**2,769**	2,056	2,111	8,061	**3,052**	2,266	2,327	8,885
Yield	- g / t /	- oz / t	**0.55**	0.57	0.47	0.52	**0.016**	0.016	0.014	0.015
Gold produced	- kg /	- oz (000)	**1,517**	1,161	986	4,228	**49**	37	32	136
OPEN-PIT OPERATION										
Mined	- 000 tonnes /	- 000 tons	**40,502**	42,875	38,217	168,904	**44,645**	47,261	42,127	186,184
Treated	- 000 tonnes /	- 000 tons	**6,106**	7,124	5,057	25,541	**6,730**	7,853	5,574	28,154
Stripping ratio	- t (mined total - mined ore) / t mined ore		**4.69**	4.35	6.10	5.02	**4.69**	4.35	6.10	5.02
Yield	- g / t /	- oz / t	**2.25**	2.21	3.60	2.74	**0.066**	0.065	0.105	0.080
Gold in ore	- kg /	- oz (000)	**14,587**	10,169	14,898	45,409	**469**	327	479	1,460
Gold produced	- kg /	- oz (000)	**13,726**	15,767	18,220	69,871	**441**	507	585	2,246
HEAP LEACH OPERATION										
Mined	- 000 tonnes /	- 000 tons	**15,348**	15,126	17,913	61,091	**16,918**	16,674	19,745	67,342
Placed [1]	- 000 tonnes /	- 000 tons	**5,562**	5,127	6,610	22,277	**6,131**	5,652	7,286	24,557
Stripping ratio	- t (mined total - mined ore) / t mined ore		**1.78**	2.11	1.72	1.97	**1.78**	2.11	1.72	1.97
Yield [2]	- g / t /	- oz / t	**0.81**	0.87	0.87	0.83	**0.024**	0.025	0.025	0.024
Gold placed [3]	- kg /	- oz (000)	**4,516**	4,443	5,776	18,401	**145**	143	186	592
Gold produced	- kg /	- oz (000)	**3,369**	4,119	4,718	16,826	**108**	132	152	541
TOTAL										
Gold produced	- kg /	- oz (000)	**41,667**	46,460	48,808	191,783	**1,340**	1,494	1,569	6,166
Gold sold	- kg /	- oz (000)	**42,164**	46,445	48,313	190,767	**1,356**	1,493	1,553	6,133
Price received	- R / kg /	- $ / oz - sold	**107,903**	99,780	82,152	89,819	**545**	476	424	439
Total cash costs	- R / kg /	- $ / oz - produced	**60,815**	58,367	54,778	57,465	**308**	278	284	281
Total production costs	- R / kg /	- $ / oz - produced	**82,079**	82,873	70,639	76,495	**416**	395	366	374
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	**381**	410	419	422	**12.26**	13.19	13.47	13.57
Actual	- g /	- oz	**353**	371	381	376	**11.34**	11.92	12.23	12.10
CAPITAL EXPENDITURE	- Rm	- $m	**961**	1,283	864	4,600	**156**	197	144	722

[1] Tonnes (Tons) placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Group **income statement**

SA Rand million	Notes	Quarter ended March 2006 Unaudited	Quarter ended December 2005 Unaudited	Quarter ended March 2005 Unaudited	Year ended December 2005 Audited
Revenue	2	**4,456**	4,478	4,016	17,388
Gold income		**4,246**	4,337	3,858	16,750
Cost of sales	3	**(3,463)**	(3,929)	(3,415)	(14,713)
Non-hedge derivative loss		**(1,100)**	(748)	(188)	(949)
Gross (loss) profit		**(318)**	(340)	255	1,088
Corporate administration and other expenses		**(127)**	(99)	(99)	(410)
Market development costs		**(26)**	(21)	(21)	(84)
Exploration costs		**(73)**	(69)	(60)	(288)
Other net operating expenses		**(41)**	(33)	(18)	(127)
Operating special items	4	**22**	(416)	(2)	(499)
Operating (loss) profit		**(563)**	(978)	55	(320)
Interest receivable		**30**	28	54	155
Exchange (loss) gain		**(4)**	(36)	7	(29)
Fair value adjustment on option component of convertible bond		**(233)**	(271)	115	(211)
Finance costs and unwinding of decommissioning and restoration obligations		**(210)**	(216)	(148)	(690)
Fair value loss on interest rate swaps		**-**	-	(16)	(5)
Share of associates' (loss) profit		**(4)**	(15)	1	(17)
(Loss) profit before taxation		**(984)**	(1,487)	68	(1,117)
Taxation	5	**(43)**	109	59	220
(Loss) profit after taxation from continuing operations		**(1,026)**	(1,378)	127	(897)
Loss for the period from discontinued operations	9	**(7)**	(56)	(51)	(219)
(Loss) profit for the period		**(1,034)**	(1,434)	76	(1,116)
Allocated as follows					
Equity shareholders of parent		**(1,074)**	(1,463)	50	(1,262)
Minority interest		**40**	29	26	146
		(1,034)	(1,434)	76	(1,116)
Basic (loss) earnings per ordinary share (cents)					
(Loss) profit from continuing operations [a]		**(402)**	(531)	38	(394)
Loss from discontinued operations [a]		**(3)**	(21)	(19)	(83)
(Loss) profit		**(405)**	(552)	19	(477)
Diluted (loss) earnings per ordinary share (cents)					
(Loss) profit from continuing operations [b]		**(402)**	(531)	38	(394)
Loss from discontinued operations [b]		**(3)**	(21)	(19)	(83)
(Loss) profit [c]		**(405)**	(552)	19	(477)
Dividends [d]					
- Rm					614
- cents per share					232

[a] Calculated on the basic weighted average number of ordinary shares.

[b] Calculated on the diluted weighted average number of ordinary shares.

[c] The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

[d] Dividends are translated at actual rates on date of payment.

Rounding of figures may result in computational discrepancies.

Group **income statement**

US Dollar million	Notes	Quarter ended March 2006 Unaudited	Quarter ended December 2005 Unaudited	Quarter ended March 2005 Unaudited	Year ended December 2005 Audited
Revenue	2	**724**	687	668	2,730
Gold income		**690**	665	642	2,629
Cost of sales	3	**(563)**	(602)	(568)	(2,311)
Non-hedge derivative loss		**(188)**	(120)	(17)	(135)
Gross (loss) profit		**(61)**	(57)	57	183
Corporate administration and other expenses		**(21)**	(15)	(16)	(64)
Market development costs		**(4)**	(3)	(4)	(13)
Exploration costs		**(12)**	(11)	(10)	(45)
Other net operating expenses		**(7)**	(6)	(3)	(20)
Operating special items	4	**4**	(64)	-	(77)
Operating (loss) profit		**(101)**	(155)	24	(36)
Interest receivable		**5**	4	9	25
Exchange (loss) gain		**(1)**	(5)	1	(5)
Fair value adjustment on option component of convertible bond		**(39)**	(42)	19	(32)
Finance costs and unwinding of decommissioning and restoration obligations		**(34)**	(33)	(24)	(108)
Fair value loss on interest rate swaps		**-**	-	(3)	(1)
Share of associates' (loss) profit		**(1)**	(2)	-	(3)
(Loss) profit before taxation		**(170)**	(233)	26	(160)
Taxation	5	**(7)**	19	9	36
(Loss) profit after taxation from continuing operations		**(177)**	(214)	35	(124)
Loss for the period from discontinued operations	9	**(1)**	(9)	(9)	(36)
(Loss) profit for the period		**(179)**	(223)	26	(160)
Allocated as follows					
Equity shareholders of the parent		**(185)**	(227)	22	(183)
Minority interest		**6**	5	4	23
		(179)	(223)	26	(160)
Basic (loss) earnings per ordinary share (cents)					
(Loss) profit from continuing operations [a]		**(69)**	(83)	12	(56)
Loss from discontinued operations [a]		**(1)**	(3)	(3)	(14)
(Loss) profit		**(70)**	(86)	8	(69)
Diluted (loss) earnings per ordinary share (cents)					
(Loss) profit from continuing operations [b]		**(69)**	(83)	12	(56)
Loss from discontinued operations [b]		**(1)**	(3)	(3)	(14)
(Loss) profit [c]		**(70)**	(86)	8	(69)
Dividends [d]					
- $m					95
- cents per share					36

[a] Calculated on the basic weighted average number of ordinary shares.

[b] Calculated on the diluted weighted average number of ordinary shares.

[c] The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

[d] Dividends are translated at actual rates on date of payment.

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

SA Rand million	Notes	As at March 2006 Unaudited	As at December 2005 Audited	As at March 2005 Unaudited
ASSETS				
Non-current assets				
Tangible assets		**36,904**	37,464	35,685
Intangible assets		**2,419**	2,533	2,569
Investments in associates		**214**	223	43
Other investments		**647**	645	628
Inventories		**1,272**	1,182	677
Derivatives		**171**	243	458
Trade and other receivables		**126**	124	108
Deferred taxation		**321**	279	176
Other non-current assets		**136**	101	38
		42,210	42,794	40,382
Current assets				
Inventories		**2,475**	2,436	2,365
Trade and other receivables		**1,706**	1,589	1,654
Derivatives		**4,876**	4,280	3,512
Current portion of other non-current assets		**6**	43	5
Cash restricted for use		**21**	52	184
Cash and cash equivalents		**1,419**	1,328	1,572
		10,503	9,728	9,292
Non-current assets held for sale		**100**	100	-
		10,603	9,828	9,292
TOTAL ASSETS		**52,814**	52,622	49,674
EQUITY AND LIABILITIES				
Share capital and premium	12	**19,070**	19,047	18,995
Retained earnings and other reserves	13	**(4,600)**	(2,463)	(193)
Shareholders' equity		**14,470**	16,584	18,802
Minority interests	14	**384**	374	367
Total equity		**14,854**	16,958	19,169
Non-current liabilities				
Borrowings		**10,798**	10,825	9,934
Environmental rehabilitation and other provisions		**2,271**	2,265	1,568
Provision for pension and post-retirement benefits		**1,252**	1,249	980
Trade, other payables and deferred income		**80**	87	26
Derivatives		**2,928**	2,460	2,191
Deferred taxation		**6,903**	7,353	8,061
		24,233	24,239	22,760
Current liabilities				
Trade, other payables and deferred income		**2,772**	2,711	2,554
Current portion of borrowings		**871**	1,190	889
Derivatives		**9,212**	6,814	3,948
Taxation		**872**	710	354
		13,727	11,425	7,745
Total liabilities		**37,960**	35,664	30,505
TOTAL EQUITY AND LIABILITIES		**52,814**	52,622	49,674
Net asset value - cents per share		**5,603**	6,401	7,246

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

US Dollar million	Notes	As at March 2006 Unaudited	As at December 2005 Audited	As at March 2005 Unaudited
ASSETS				
Non-current assets				
Tangible assets		**5,982**	5,905	5,735
Intangible assets		**392**	399	413
Investments in associates		**35**	35	7
Other investments		**105**	102	101
Inventories		**206**	186	109
Derivatives		**28**	38	74
Trade and other receivables		**20**	20	17
Deferred taxation		**52**	44	28
Other non-current assets		**22**	16	6
		6,842	6,745	6,490
Current assets				
Inventories		**401**	384	380
Trade and other receivables		**277**	250	266
Derivatives		**790**	675	564
Current portion of other non-current assets		**1**	7	1
Cash restricted for use		**3**	8	29
Cash and cash equivalents		**230**	209	253
		1,703	1,533	1,493
Non-current assets held for sale		**16**	16	-
		1,719	1,549	1,493
TOTAL ASSETS		**8,561**	8,294	7,983
EQUITY AND LIABILITIES				
Share capital and premium	12	**3,091**	3,002	3,053
Retained earnings and other reserves	13	**(745)**	(388)	(31)
Shareholders' equity		**2,346**	2,614	3,022
Minority interests	14	**62**	59	59
Total equity		**2,408**	2,673	3,081
Non-current liabilities				
Borrowings		**1,750**	1,706	1,597
Environmental rehabilitation and other provisions		**368**	356	252
Provision for pension and post-retirement benefits		**203**	197	157
Trade, other payables and deferred income		**13**	14	4
Derivatives		**475**	388	352
Deferred taxation		**1,119**	1,159	1,295
		3,928	3,820	3,657
Current liabilities				
Trade, other payables and deferred income		**449**	427	411
Current portion of borrowings		**141**	188	143
Derivatives		**1,493**	1,074	634
Taxation		**141**	112	57
		2,225	1,801	1,245
Total liabilities		**6,153**	5,621	4,902
TOTAL EQUITY AND LIABILITIES		**8,561**	8,294	7,983
Net asset value - cents per share		**908**	1,009	1,165

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

SA Rand million	Quarter ended March 2006 Unaudited	Quarter ended December 2005 Unaudited	Quarter ended March 2005 Unaudited	Year ended December 2005 Audited
Cash flows from operating activities				
Receipts from customers	**4,052**	4,818	3,784	17,175
Payments to suppliers and employees	**(2,482)**	(3,588)	(2,959)	(12,742)
Cash generated from operations	**1,570**	1,230	825	4,433
Cash generated (utilised) by discontinued operations	**4**	(23)	(51)	(188)
Environmental, rehabilitation and other expenditure	**(31)**	(48)	(12)	(104)
Termination of employee benefit plan	**-**	-	-	(61)
Taxation paid	**(90)**	(48)	(61)	(188)
Net cash inflow from operating activities	**1,453**	1,110	701	3,892
Cash flows from investing activities				
Capital expenditure	**(961)**	(1,283)	(864)	(4,600)
Proceeds from disposal of tangible assets	**11**	37	-	53
Proceeds on disposal of discontinued assets	**10**	18	-	27
Other investments acquired	**(5)**	(67)	(6)	(83)
Associate acquired	**-**	(1)	-	(93)
Proceeds from disposal of investments	**17**	6	-	7
Cash restricted for use	**30**	33	(25)	112
Interest received	**18**	20	45	113
Loans advanced	**-**	(2)	(1)	(45)
Repayment of loans advanced	**2**	23	-	38
Utilised in hedge restructure	**-**	-	(415)	(415)
Net cash outflow from investing activities	**(877)**	(1,215)	(1,266)	(4,886)
Cash flows from financing activities				
Proceeds from issue of share capital	**23**	25	8	60
Proceeds from borrowings	**329**	154	2,568	4,194
Repayment of borrowings	**(369)**	(141)	(1,488)	(2,183)
Finance costs	**(251)**	(45)	(221)	(471)
Dividends paid	**(183)**	(26)	(488)	(1,051)
Net cash (outflow) inflow from financing activities	**(451)**	(32)	379	549
Net increase (decrease) in cash and cash equivalents	**124**	(137)	(186)	(445)
Translation	**(33)**	(4)	128	143
Cash and cash equivalents at beginning of period	**1,328**	1,469	1,630	1,630
Net cash and cash equivalents at end of period	**1,419**	1,328	1,572	1,328
Cash generated from operations				
(Loss) profit before taxation	**(984)**	(1,487)	68	(1,117)
Adjusted for:				
Movement on non-hedge derivatives	**1,582**	1,257	427	1,744
Amortisation of tangible assets	**859**	900	732	3,203
Deferred stripping	**(107)**	(140)	8	(153)
Interest receivable	**(30)**	(28)	(54)	(155)
Operating special items	**(22)**	416	2	444
Finance costs and unwinding of decommissioning and restoration obligations	**210**	216	148	690
Amortisation of intangible assets	**3**	3	3	13
Fair value adjustment on option component of convertible bond	**233**	271	(115)	211
Other non-cash movements	**61**	70	(33)	267
Movement in working capital	**(236)**	(248)	(361)	(714)
	1,570	1,230	825	4,433
Movement in working capital				
Increase in inventories	**(101)**	(186)	(567)	(1,086)
Increase in trade and other receivables	**(80)**	(66)	-	(46)
(Decrease) increase in trade and other payables	**(55)**	5	206	418
	(236)	(248)	(361)	(714)

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

US Dollar million	Quarter ended March 2006 Unaudited	Quarter ended December 2005 Unaudited	Quarter ended March 2005 Unaudited	Year ended December 2005 Audited
Cash flows from operating activities				
Receipts from customers	**661**	741	621	2,707
Payments to suppliers and employees	**(406)**	(551)	(486)	(2,008)
Cash generated from operations	**255**	190	135	699
Cash generated (utilised) by discontinued operations	**1**	(4)	(8)	(31)
Environmental, rehabilitation and other expenditure	**(5)**	(8)	(2)	(16)
Termination of employee benefit plan	**-**	-	-	(10)
Taxation paid	**(15)**	(7)	(10)	(30)
Net cash inflow from operating activities	**236**	171	115	612
Cash flows from investing activities				
Capital expenditure	**(156)**	(197)	(144)	(722)
Proceeds from disposal of tangible assets	**2**	6	-	8
Proceeds on disposal of discontinued assets	**2**	3	-	4
Other investments acquired	**(1)**	(10)	(1)	(12)
Associate acquired	**-**	-	-	(15)
Proceeds from disposal of investments	**3**	-	-	1
Cash restricted for use	**5**	5	(4)	17
Interest received	**3**	3	7	18
Loans advanced	**-**	-	-	(7)
Repayment of loans advanced	**-**	4	-	6
Utilised in hedge restructure	**-**	-	(69)	(69)
Net cash outflow from investing activities	**(143)**	(186)	(211)	(771)
Cash flows from financing activities				
Proceeds from issue of share capital	**4**	4	1	9
Proceeds from borrowings	**54**	19	458	659
Repayment of borrowings	**(60)**	(19)	(278)	(343)
Finance costs	**(41)**	(6)	(37)	(74)
Dividends paid	**(29)**	(4)	(82)	(169)
Net cash (outflow) inflow from financing activities	**(73)**	(7)	62	82
Net increase (decrease) in cash and cash equivalents	**20**	(22)	(34)	(77)
Translation	**1**	-	(2)	(3)
Cash and cash equivalents at beginning of period	**209**	231	289	289
Net cash and cash equivalents at end of period	**230**	209	253	209
Cash generated from operations				
(Loss) profit before taxation	**(170)**	(233)	26	(160)
Adjusted for:				
Movement on non-hedge derivatives	**266**	199	57	262
Amortisation of tangible assets	**140**	138	122	503
Deferred stripping	**(17)**	(22)	1	(24)
Interest receivable	**(5)**	(4)	(9)	(25)
Operating special items	**(4)**	64	-	68
Finance costs and unwinding of decommissioning and restoration obligations	**34**	33	24	108
Amortisation of intangible assets	**-**	-	-	2
Fair value adjustment on option component of convertible bond	**39**	42	(19)	32
Other non-cash movements	**10**	10	(6)	41
Movement in working capital	**(39)**	(37)	(62)	(108)
	255	190	135	699
Movement in working capital				
Increase in inventories	**(33)**	(31)	(50)	(123)
(Increase) decrease in trade and other receivables	**(20)**	(11)	29	23
Increase (decrease) increase in trade and other payables	**14**	5	(40)	(8)
	(39)	(37)	(62)	(108)

Rounding of figures may result in computational discrepancies.

Statement of **recognised income and expense**

	Quarter ended March 2006 Unaudited	Year ended December 2005 Restated Unaudited	Quarter ended March 2005 Restated Unaudited
	SA Rand million		
Actuarial loss on defined benefit retirement plans	-	(173)	(2)
Net loss on cash flow hedges removed from equity and reported in income	193	391	97
Net loss on cash flow hedges	(745)	(1,281)	(57)
Gain (loss) on available for sale financial assets	15	17	(16)
Deferred taxation on items above	151	445	49
Net exchange translation differences	(525)	1,534	1,386
Net (expense) income recognised directly in equity	(911)	933	1,457
(Loss) profit for the period	(1,034)	(1,116)	76
Total recognised income and expense for the period	(1,945)	(183)	1,533
Attributable to:			
Equity shareholders of the parent	(1,973)	(355)	1,481
Minority interest	28	172	52
	(1,945)	(183)	1,533
	US Dollar million		
Actuarial loss on defined benefit retirement plans	-	(27)	-
Net loss on cash flow hedges removed from equity and reported in income	31	18	15
Net loss on cash flow hedges	(121)	(202)	(9)
Gain (loss) on available for sale financial assets	3	2	(3)
Deferred taxation on items above	26	69	7
Net exchange translation differences	(85)	293	229
Net (expense) income recognised directly in equity	(146)	153	239
(Loss) profit for the period	(179)	(160)	26
Total recognised income and expense for the period	(325)	(7)	265
Attributable to:			
Equity shareholders of the parent	(331)	(28)	262
Minority interest	6	21	3
	(325)	(7)	265

Rounding of figures may result in computational discrepancies.

Notes

for the quarter ended 31 March 2006

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2006, where applicable.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, in compliance with the JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter ended 31 March 2006.

Where the preparation or classification of an item has been amended, comparative information has been reclassified to ensure comparability with the current period. Such amendments have been made to provide the users of the financial statements with additional information.

2. Revenue

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2006	Dec 2005	Mar 2005	Dec 2005	Mar 2006	Dec 2005	Mar 2005	Dec 2005
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Gold income	**4,246**	4,337	3,858	16,750	**690**	665	642	2,629
By-products and other revenue (note 3)	**181**	112	103	483	**29**	17	17	76
Interest receivable	**30**	28	54	155	**5**	4	9	25
	4,456	4,478	4,016	17,388	**724**	687	668	2,730

3. Cost of sales

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2006	Dec 2005	Mar 2005	Dec 2005	Mar 2006	Dec 2005	Mar 2005	Dec 2005
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Cash operating costs	**2,635**	2,788	2,753	11,311	**428**	427	458	1,779
By-product and other revenue (note 2)	**(181)**	(112)	(103)	(483)	**(29)**	(17)	(17)	(76)
	2,454	2,676	2,650	10,828	**399**	410	441	1,703
Other cash costs	**118**	116	100	412	**19**	18	17	65
Total cash costs	**2,572**	2,792	2,750	11,240	**419**	428	458	1,768
Retrenchment costs	**12**	62	14	168	**2**	9	2	26
Rehabilitation & other non-cash costs	**39**	207	45	368	**6**	31	7	57
Production costs	**2,623**	3,061	2,809	11,776	**427**	468	467	1,851
Amortisation of tangible assets	**859**	900	732	3,203	**140**	138	122	503
Amortisation of intangible assets	**3**	3	3	13	**–**	–	–	2
Total production costs	**3,484**	3,965	3,544	14,992	**567**	607	590	2,356
Inventory change	**(21)**	(35)	(129)	(279)	**(4)**	(5)	(21)	(45)
	3,463	3,929	3,415	14,713	**563**	602	568	2,311

Rounding of figures may result in computational discrepancies.

4. Operating special items

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2006	Dec 2005	Mar 2005	Dec 2005	Mar 2006	Dec 2005	Mar 2005	Dec 2005
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Contract termination fee at Geita	–	–	–	(55)	–	–	–	(9)
Over (under) provision of indirect taxes	18	(27)	–	(27)	3	(4)	–	(4)
Impairment of intangible assets	–	(125)	–	(125)	–	(20)	–	(20)
Impairment of tangible assets	(2)	(255)	–	(300)	–	(38)	–	(44)
Profit (loss) on sale and abandonment of assets	6	(9)	(2)	8	1	(2)	–	–
	22	(416)	(2)	(499)	4	(64)	–	(77)

5. Taxation

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2006	Dec 2005	Mar 2005	Dec 2005	Mar 2006	Dec 2005	Mar 2005	Dec 2005
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Current tax								
Non-mining taxation	(222)	(117)	(37)	(182)	(36)	(18)	(6)	(29)
Disposal and impairment of tangible assets	(4)	(4)	-	(2)	(1)	(1)	–	–
Under provision prior year	–	(347)	(1)	(347)	–	(52)	–	(53)
	(226)	(468)	(38)	(531)	(37)	(71)	(6)	(82)
Deferred taxation								
Temporary differences	(18)	4	(40)	(244)	(3)	(1)	(7)	(37)
Impairment of tangible assets	–	64	–	79	–	10	–	12
Change in estimated deferred taxation	–	74	–	74	–	12	–	12
Contract termination expenditure at Geita	–	–	–	19	–	–	–	3
Change in tax rate	–	302	79	695	–	48	13	107
Unrealised non-hedge derivatives	202	133	58	128	33	21	9	21
	184	577	97	751	30	90	15	118
Total taxation	(43)	109	59	220	(7)	19	9	36

Rounding of figures may result in computational discrepancies.

6. Headline (loss) earnings

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2006	Dec 2005	Mar 2005	Dec 2005	Mar 2006	Dec 2005	Mar 2005	Dec 2005
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings:								
(Loss) profit attributable to equity shareholders	(1,074)	(1,463)	50	(1,262)	(185)	(227)	22	(183)
Impairment of tangible assets (note 4)	2	255	–	300	–	38	–	44
Impairment of intangible assets (note 4)	–	125	–	125	–	20	–	20
(Profit) loss on disposal of assets	(6)	(22)	2	(39)	(1)	(4)	–	(5)
Impairment of associate	–	11	–	11	–	2	–	2
Taxation on items above – current portion	4	4	–	2	1	1	–	–
Taxation on items above – deferred portion (note 5)	-	(64)	–	(79)	–	(10)	–	(12)
Net loss from discontinued operations (note 9)	7	56	51	219	1	9	9	36
Headline (loss) earnings	**(1,067)**	(1,097)	103	(723)	**(184)**	(171)	31	(98)
Cents per share [1]								
Headline (loss) earnings	**(403)**	(414)	39	(273)	**(69)**	(65)	12	(37)

(1)   Calculated on the basic weighted average number of ordinary shares.

7. Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2006	Dec 2005	Mar 2005	Dec 2005	Mar 2006	Dec 2005	Mar 2005	Dec 2005
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Headline (loss) earnings (note 6)	(1,067)	(1,097)	103	(723)	(184)	(171)	31	(98)
Unrealised non-hedge derivatives	1,566	1,210	421	1,900	264	191	55	286
Deferred taxation on unrealised non-hedge derivatives (note 5)	(202)	(133)	(58)	(128)	(33)	(21)	(9)	(21)
Fair value gain (loss) on convertible bond	233	271	(115)	211	39	42	(19)	32
Fair value gain (loss) on interest rate swap	–	–	16	5	–	–	3	1
Deferred tax on interest rate swap	–	–	2	–	–	–	–	–
Headline earnings before unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps	530	250	368	1,265	86	41	61	200

Rounding of figures may result in computational discrepancies.

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2006	Dec 2005	Mar 2005	Dec 2005	Mar 2006	Dec 2005	Mar 2005	Dec 2005
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Cents per share [1]								
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps	**200**	94	139	478	**32**	15	23	76

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
  - Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
  - Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.

Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps, is intended to illustrate earnings after adjusting for:
  - The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and
  - Investment in hedge restructure transaction: During the hedge restructure in the quarter ended 31 December 2004 and the quarter ended 31 March 2005, $83m and $69m in cash was injected into the hedge book to increase the value of long-dated contracts. This investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the long-dated contracts are settled.
  - The unrealised fair value change on the option component of the convertible bond.

8. **Gross profit adjusted for the effect of unrealised non-hedge derivatives**

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2006	Dec 2005	Mar 2005	Dec 2005	Mar 2006	Dec 2005	Mar 2005	Dec 2005
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Reconciliation of gross (loss) profit to gross profit adjusted for the effect of unrealised non-hedge derivatives:								
Gross (loss) profit	**(318)**	(340)	255	1,088	**(61)**	(57)	57	183
Unrealised non-hedge derivatives	**1,566**	1,210	421	1,900	**264**	191	55	286
Gross profit adjusted for the effect of unrealised non-hedge derivatives [1]	**1,248**	870	676	2,988	**202**	134	112	469

(1) Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
  - Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
  - Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.

Gross profit adjusted for the effect of unrealised non-hedge derivatives, is intended to illustrate earnings after adjusting for:
  - The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and
  - Investment in hedge restructure transaction: During the hedge restructure in the quarter ended 31 December 2004 and the quarter ended 31 March 2005, $83m and $69m in cash was injected into the hedge book to increase the value of long-dated contracts. This investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the long-dated contracts are settled.

Rounding of figures may result in computational discrepancies.

9. Discontinued operations

The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2006	Dec 2005	Mar 2005	Dec 2005	Mar 2006	Dec 2005	Mar 2005	Dec 2005
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Gold income	6	12	85	111	1	2	14	18
Retrenchment, rehabilitation and other costs	(5)	(7)	(136)	(418)	(1)	(1)	(23)	(66)
Gross profit (loss)	1	5	(51)	(307)	–	1	(9)	(48)
Impairment loss reversed	–	–	–	115	–	–	–	17
Profit (loss) before taxation from discontinued operations	1	5	(51)	(192)	–	1	(9)	(31)
Deferred taxation	(8)	(61)	–	(27)	(1)	(9)	–	(5)
Net loss attributable to discontinued operations	(7)	(56)	(51)	(219)	(1)	(9)	(9)	(36)

10. Capital commitments

	Mar 2006	Dec 2005	Mar 2005		Mar 2006	Dec 2005	Mar 2005
	Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million		
Orders placed and outstanding on capital contracts at the prevailing rate of exchange	2,101	1,182	1,108		341	186	178

Liquidity and capital resources:

To service the above capital commitments and other operational requirements, the group is dependant upon cash generated from the South African operations, borrowing facilities, share capital issue and cash distributions from offshore operations.

Cash generated from the South African operations fund to a large extent the capital expenditure to maintain and expand those operations in South Africa. Consequently other funding requirements are serviced from borrowing facilities and offshore distributions which are subject to market and other risks. The credit facilities and other financing arrangements contain financial covenants and other similar undertakings.

The distributions from offshore operations are subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition offshore distributions from joint venture partners are subject to consent and co-operation from those joint venture partners.

The group's current covenant performance, cash and liquidity funds from the various resources available are within the required limits which will meet its obligations and capital commitments.

Rounding of figures may result in computational discrepancies.

11. Shares

	Quarter ended			Year ended
	March	Dec	Mar	Dec
	2006	2005	2005	2005
	Unaudited	Unaudited	Unaudited	Audited
Authorised:				
Ordinary shares of 25 SA cents each	400,000,000	400,000,000	400,000,000	400,000,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully-paid:				
Ordinary shares in issue	265,117,213	264,938,432	264,527,794	264,938,432
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896
Weighted average number of ordinary shares for the period				
Basic ordinary shares	265,064,368	264,851,516	264,488,624	264,635,634
Diluted number of ordinary shares	265,574,084	265,416,952	265,024,329	265,236,949

During the quarter, 178,781 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme. All the preference shares are held by a wholly-owned subsidiary company.

12. Share capital and premium

	As at Mar 2006	As at Dec 2005	As at Mar 2005	As at Mar 2006	As at Dec 2005	As at Mar 2005
	Unaudited	Audited	Unaudited	Unaudited	Audited	Unaudited
	SA Rand million			US Dollar million		
Balance at beginning of period	19,047	18,987	18,987	3,002	3,364	3,364
Ordinary shares issued	23	60	8	4	9	1
Translation	–	–	–	85	(371)	(312)
Balance at end of period	19,070	19,047	18,995	3,091	3,002	3,053

Rounding of figures may result in computational discrepancies.

13. Retained earnings and other reserves

	Retained Earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial gains (losses)	Other Comprehensive income	Total
SA Rand million						
Balance at December 2004	3,379	138	(3,552)	(122)	(1,040)	(1,197)
Actuarial gains and losses recognised				(2)		(2)
Profit attributable to equity shareholders	50					50
Dividends	(477)					(477)
Net loss on cash flow hedges removed from equity and reported in income					96	96
Net loss on cash flow hedges					(57)	(57)
Deferred taxation on cash flow hedges					49	49
Loss on available for sale financial assets					(16)	(16)
Translation			1,473		(112)	1,361
Balance at March 2005 (restated)	**2,952**	**138**	**(2,079)**	**(124)**	**(1,080)**	**(193)**
Balance at December 2005	1,191	138	(1,910)	(227)	(1,655)	(2,463)
Loss attributable to equity shareholders	(1,074)					(1,074)
Dividends	(164)					(164)
Net loss on cash flow hedges removed from equity and reported in income					191	191
Net loss on cash flow hedges					(738)	(738)
Deferred taxation on cash flow hedges					151	151
Gain on available for sale financial assets					15	15
Translation			(554)		36	(518)
Balance at March 2006	**(47)**	**138**	**(2,464)**	**(227)**	**(2,000)**	**(4,600)**
US Dollar million						
Balance at December 2004	286	24	(317)	(22)	(184)	(213)
Profit attributable to equity shareholders	22					22
Dividends	(80)					(80)
Net loss on cash flow hedges removed from equity and reported in income					15	15
Net loss on cash flow hedges					(9)	(9)
Deferred taxation on cash flow hedges					7	7
Loss on available for sale financial assets					(3)	(3)
Translation		(2)	230	2	-	230
Balance at March 2005 (restated)	**228**	**22**	**(87)**	**(20)**	**(174)**	**(31)**
Balance at December 2005	(46)	22	(67)	(36)	(261)	(388)
Loss attributable to equity shareholders	(185)					(185)
Dividends	(26)					(26)
Net loss on cash flow hedges removed from equity and reported in income					31	31
Net loss on cash flow hedges					(120)	(120)
Deferred taxation on cash flow hedges					26	26
Gain on available for sale financial assets					3	3
Translation			(82)	(1)	(3)	(86)
Balance at March 2006	**(257)**	**22**	**(149)**	**(37)**	**(324)**	**(745)**

Rounding of figures may result in computational discrepancies.

14. Minority interests

	As at Mar 2006	As at Dec 2005	As at Mar 2005	As at Mar 2006	As at Dec 2005	As at Mar 2005
	Unaudited	Audited	Unaudited	Unaudited	Audited	Unaudited
	SA Rand million			US Dollar million		
Balance at beginning of year	**374**	327	327	**59**	58	58
Attributable profit	**40**	146	26	**6**	23	4
Dividends paid	**(18)**	(125)	(12)	**(3)**	(20)	(2)
Net loss on cash flow hedges removed from equity and reported in income	**2**	4	1	**–**	1	-
Net loss on cash flow hedges	**(7)**	(9)	–	**(1)**	(2)	-
Translation	**(7)**	31	25	**1**	(1)	(1)
Balance at end of period	**384**	374	367	**62**	59	59

15. Exchange rates

	Mar 2006	Dec 2005	Mar 2005
	Unaudited	Audited	Unaudited
Rand/US dollar average for the period	**6.15**	**6.37**	6.01
Rand/US dollar average for the quarter	**6.15**	**6.53**	6.01
Rand/US dollar closing	**6.17**	**6.35**	6.22
Rand/Australian dollar average for the period	**4.55**	**4.85**	4.67
Rand/Australian dollar average for the quarter	**4.55**	**4.86**	4.67
Rand/Australian dollar closing	**4.39**	**4.65**	4.81

16. Contingent liabilities

AngloGold Ashanti's contingent liabilities at 31 March 2006, are detailed below:

Water pumping cost – South Africa – The South African Department of Water Affairs and Forestry issued a directive on 1 November 2005 ordering the four mining groups, Simmer and Jack Investments (Proprietary) Limited, Simmer and Jack Mines Limited (collectively known as Simmers who have purchased Buffelsfontein shafts from DRDGold Limited), Harmony Gold Mining Company Limited, AngloGold Ashanti and Stilfontein Gold Mining Company to share equally, the costs of pumping water at Stilfontein's Margaret Shaft. This follows an interdict application made by AngloGold Ashanti in response to DRDGold's threat to cease funding the pumping of water at the Margaret and Buffelsfontein shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on 22 March 2005. Simmers have purchased the Buffelsfontein shafts from DRDGold and have assumed the water management liabilities associated with the Buffelsfontein shafts. The directive also orders the mining companies to submit an agreement and a joint proposal towards the long-term sustainable management of water arising from the mining activities in the area. AngloGold Ashanti believes that it is not liable to fund these pumping costs but cannot provide any assurances regarding the ultimate result until the matter has been settled.

Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

Rounding of figures may result in computational discrepancies

Retrenchment costs – South Africa – Following the decision to discontinue operations at Ergo in 2005, employees surplus to requirements have been terminated and retrenchment packages settled. Ergo continues to retain various staff members to complete the discontinuance and the attendant environmental obligations which are expected to be completed by 2012. The retained employees may resign, be transferred within the Group, attain retirement age or be retrenched as their current position is made redundant. AngloGold Ashanti is currently unable to determine the effect, if any, of any potential retrenchment costs.

Re-export arrangements of artifacts – South Africa – AngloGold Ashanti has undertaken to re-export certain gold artifacts, temporarily imported into South Africa, for which custom and value added tax was waived to the amount of $5m.

Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a Gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($16m). The suretyship agreements have a termination notice period of 90 days.

Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A., the operator of the Crixas mine in Brazil, has received assessments from the State of Goias Tax Inspection related to payments of sales taxes on gold deliveries for export. The Serra Grande Joint Venture is co-owned with Kinross Gold Corporation. The company manages the operation and its attributable share of the assessment is approximately $29 million. The company believes the assessments are in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed.

Litigation with mining contractor and non-payment of receivable – Ghana

- A group of employees of Mining and Building Contractors (MBC), the Obuasi underground developer, are claiming to be employees of the group. If successful, there is a risk of some employees claiming rights to share options;
- Bayswater Construction and Mining Limited (BCM) have instituted court proceedings against the Bibiani mine (AGBL**)**, claiming $5m pertaining to a contractual dispute. This matter is currently stayed on technical grounds to the effect that the litigation cannot commence until arbitration has been concluded. A provision of $2m has been made;
- BCM has instituted a claim against the Bibiani mine relating to a wall slip to which BCM considered that they had an exclusive right under their contract to repair. AGBL awarded the repair to a third party. The potential liability amounts to $1m.

Capital cost of water pipelines and electricity supply – Namibia – A potential liability of $1m exists at Navachab in Namibia to pay the outstanding capital cost of the water pipeline and electricity supply in the event of mine closure prior to 2019.

17. **Concentration of risk**

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:
- Reimbursable value added tax due from the Malian government, for the company amount to an attributable $27m at 31 March 2006 (31 December 2005: attributable $25m). The last audited value added tax return was for the period ended 30 June 2005 and at that date an attributable $12m was still outstanding and an attributable $6m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

- Reimbursable fuel duties from the Malian government, for the company amount to an attributable $14m at 31 March 2006 (31 December 2005: attributable $13m). Fuel duties are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have approved an attributable $7m which is still outstanding, whilst an attributable $6m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations.

The government of Mali is a shareholder in all the Malian entities and has promised to provide a repayment plan for the amounts due.

Rounding of figures may result in computational discrepancies

18. Attributable interest

Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.

19. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

20. Announcements

On 10 February 2006, AngloGold Ashanti announced the appointment of Reginald Bannerman to the board of directors.

On 27 February 2006, AngloGold Ashanti announced that it had signed an agreement with Dynasty Gold Corporation, a Vancouver-based exploration company with projects in China, to acquire an effective 8.7% stake in the company through a $2m private placement in shares and warrants. The investment will be used to fund further exploration of the Red Valley and Wild Horse projects, both located in the prospective Quilian metallogenic belt.

On 15 March 2006, AngloGold Ashanti announced that it had posted to its shareholders, the company's annual report for the year ended 31 December 2005 and notice of the annual general meeting.

On 24 March 2006, AngloGold Ashanti posted to its shareholders, a circular detailing ordinary resolutions to be voted on at a general meeting, together with notice of such meeting. The general meeting which was held on 10 April 2006, at which the ordinary resolutions were passed with the requisite majority, provides authority to the directors to allot sufficient ordinary shares of the company to allow it to raise $500m before expenses but after underwriters' fees in a private offering. On 10 April 2006, AngloGold Ashanti announced that its offering of 9,970,732 ordinary shares had been priced at $51.25 per ADS and R315.19 per ordinary share.

21. Dividend

Final dividend No. 99 of 62 South African cents or 5.7949 UK pence or 920.018 cedis per share was paid to registered shareholders on 10 March 2006, while a dividend of 2.74784 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. On 13 March 2006, a dividend of 9.20018 cedis per Ghanaian Depositary Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 20 March 2006 at a rate of 9.865 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.

By order of the Board

R P EDEY
Chairman

R M GODSELL
Chief Executive Officer

4 May 2006

Non-GAAP disclosure

		Quarter ended March 2006 Unaudited	Quarter ended December 2005 Unaudited	Quarter ended March 2005 Unaudited	Year ended December 2005 Unaudited	Quarter ended March 2006 Unaudited	Quarter ended December 2005 Unaudited	Quarter ended March 2005 Unaudited	Year ended December 2005 Unaudited
		SA Rand / Metric				US Dollar / Imperial			
A	**Price received**								
	Gold income per income statement	**4,246**	4,337	3,858	16,750	**690**	665	642	2,629
	Adjusted for minority interests	**(162)**	(165)	(122)	(566)	**(26)**	(25)	(21)	(89)
		4,084	4,173	3,736	16,184	**663**	640	621	2,540
	Realised non-hedge derivatives	**466**	462	233	951	**76**	71	38	151
		4,550	4,634	3,969	17,135	**739**	711	659	2,691
	Attributable gold sold - kg / - oz (000)	**42,164**	46,445	48,313	190,767	**1,356**	1,493	1,553	6,133
	Revenue price per unit - R/kg / -$/oz	**107,903**	99,780	82,152	89,819	**545**	476	424	439
B	**Total costs**								
	Total cash costs (note 3)	**2,572**	2,792	2,750	11,240	**419**	428	458	1,768
	Adjusted for minority interests and non-gold producing companies	**(38)**	(80)	(76)	(219)	**(6)**	(12)	(13)	(35)
	Total cash costs	**2,534**	2,712	2,674	11,021	**413**	415	445	1,733
	Retrenchment costs (note 3)	**12**	62	14	168	**2**	9	2	26
	Rehabilitation and other non-cash costs (note 3)	**39**	207	45	368	**6**	31	7	57
	Amortisation of tangible assets (note 3)	**859**	900	732	3,203	**140**	138	122	503
	Amortisation of intangible assets (note 3)	**3**	3	3	13	**-**	-	-	2
	Adjusted for minority interests and non-gold producing companies	**(27)**	(34)	(20)	(102)	**(4)**	(5)	(2)	(16)
	Total production costs	**3,420**	3,850	3,448	14,671	**557**	590	574	2,305
	Gold produced - kg / - oz (000)	**41,667**	46,460	48,808	191,783	**1,340**	1,494	1,569	6,166
	Total cash cost per unit - R/kg / -$/oz	**60,815**	58,367	54,778	57,465	**308**	278	284	281
	Total production cost per unit - R/kg / -$/oz	**82,079**	82,873	70,639	76,495	**416**	395	366	374
C	**Non-hedge derivative loss is summarised as follows:**								
	Realised non-hedge derivative gain	**466**	462	232	951	**76**	71	39	151
	Unrealised non-hedge derivative loss	**(1,566)**	(1,210)	(421)	(1,900)	**(264)**	(191)	(55)	(286)
	Non-hedge derivative loss per income statement	**(1,100)**	(748)	(188)	(949)	**(188)**	(120)	(17)	(135)
D	**Cash gross profit**								
	Gross profit adjusted for the effect of unrealised non-hedge derivatives (note 8)	**1,248**	870	676	2,988	**202**	134	112	469
	Amortisation of tangible assets (note 3)	**859**	900	732	3,203	**140**	138	122	503
	Amortisation of intangible assets (note 3)	**3**	3	3	13	**-**	-	-	2
	Non-cash revenues	**(2)**	(39)	(25)	(130)	**-**	(6)	(4)	(20)
		2,108	1,735	1,385	6,074	**342**	267	230	954
E	**Net asset value - cents per share**								
	Total equity per balance sheet	**14,854**	16,958	19,169	16,958	**2,408**	2,673	3,081	2,673
	Number of ordinary shares in issue (note 11)	**265**	265	265	265	**265**	265	265	265
	Net asset value - cents per share	**5,603**	6,401	7,246	6,401	**908**	1,009	1,165	1,009

Rounding of figures may result in computational discrepancies.

Development

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended March 2006

Statistics are shown in metric units	Advanced metres (total)	Sampled					
		Sampled metres	Ave. channel width (cm)	gold		uranium	
				Ave. g/t	Ave. cm.g/t	Ave. kg/t	Ave. cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	3,392	616	120.0	30.58	3,669	0.98	117.01
Kopanang Mine							
Vaal reef	5,782	606	21.0	115.00	2,415	9.35	196.45
Tau Lekoa Mine							
Ventersdorp Contact reef	2,018	622	128.4	7.04	904	-	-
Moab Khotsong Mine							
Vaal reef	4,394	154	120.7	13.56	1,637	1.33	161.00
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	205	-	-	-	-	-	-
Carbon Leader reef	1,106	-	-	-	-	-	-
Savuka Mine							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Carbon Leader reef	15	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	3,510	512	66.4	29.88	1,984	-	-
AUSTRALIA							
Sunrise Dam	364	364	-	8.14	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	1,137	525	8.4	-	-	-	-
Córrego do Sitio	302	193	5.3	-	-	-	-
Lamego	418	203	4.8	-	-	-	-
Serra Grande							
Mina III	1,112	106	5.1	-	-	-	-
Mina Nova	30	-	-	-	-	-	-
GHANA							
Obuasi	6,466	1,888	440.0*	9.41	-	-	-

Statistics are shown in imperial units	Advance feet (total)	Sampled					
		Sampled feet	Ave. channel width (inches)	gold		uranium	
				Ave. oz/t	Ave. ft.oz/t	Ave. lb/t	Ave. ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	11,129	2,021	47.24	0.89	3.50	1.96	7.72
Kopanang Mine							
Vaal reef	18,969	1,988	8.27	3.35	2.31	18.70	12.89
Tau Lekoa Mine							
Ventersdorp Contact reef	6,620	2,041	50.55	0.21	0.88	-	-
Moab Khotsong Mine							
Vaal reef	14,415	505	47.52	0.40	1.58	2.66	10.53
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	673	-	-	-	-	-	-
Carbon Leader reef	3,630	-	-	-	-	-	-
Savuka Mine							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Carbon Leader reef	49	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	11,514	1,680	26.14	0.87	1.90	-	-
AUSTRALIA							
Sunrise Dam	1,194	1,194	-	0.24	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	3,729	1,721	3.31	-	-	-	-
Córrego do Sitio	990	635	2.09	-	-	-	-
Lamego	1,370	666	1.89	-	-	-	-
Serra Grande							
Mina III	3,650	349	2.01	-	-	-	-
Mina Nova	99	-	-	-	-	-	-
GHANA							
Obuasi	21,213	6,195	181.1*	0.27	-	-	-

* Average ore body width

Segmental reporting

for the quarter ended 31 March 2006

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended March 2006 Unaudited	Quarter ended December 2005 Unaudited	Quarter ended March 2005 Unaudited	Year ended December 2005 Audited	Quarter ended March 2006 Unaudited	Quarter ended December 2005 Unaudited	Quarter ended March 2005 Unaudited	Year ended December 2005 Audited
	SA Rand million				**US Dollar million**			
Gold income								
South Africa	**1,931**	1,926	1,646	7,359	**314**	295	274	1,153
Argentina	**168**	173	151	617	**27**	26	25	97
Australia	**309**	287	337	1,349	**50**	44	56	213
Brazil	**304**	312	247	1,094	**49**	48	41	172
Ghana	**453**	516	410	1,821	**73**	79	68	286
Guinea	**188**	206	119	759	**30**	32	20	118
Mali	**445**	435	333	1,508	**72**	67	55	236
Namibia	**74**	71	53	230	**12**	11	9	36
Tanzania	**246**	266	407	1,352	**40**	41	68	214
USA	**129**	147	155	661	**21**	23	26	104
	4,246	4,337	3,858	16,750	**690**	665	642	2,629

	Quarter ended March 2006 Unaudited	Quarter ended December 2005 Unaudited	Quarter ended March 2005 Unaudited	Year ended December 2005 Unaudited	Quarter ended March 2006 Unaudited	Quarter ended December 2005 Unaudited	Quarter ended March 2005 Unaudited	Year ended December 2005 Unaudited
	SA Rand million				**US Dollar million**			
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives								
South Africa	**623**	548	213	1,480	**101**	84	35	230
Argentina	**55**	61	60	203	**9**	9	10	32
Australia	**133**	44	80	288	**22**	7	13	46
Brazil	**134**	147	136	543	**22**	23	23	86
Ghana	**35**	(107)	8	(191)	**5**	(16)	1	(29)
Guinea	**29**	6	15	98	**5**	1	2	15
Mali	**179**	137	97	443	**30**	21	16	69
Namibia	**33**	46	1	64	**5**	7	-	10
Tanzania	**15**	43	65	49	**2**	7	10	9
USA	**10**	23	41	107	**2**	4	7	17
Other	**2**	(78)	(40)	(96)	**-**	(13)	(5)	(16)
	1,248	870	676	2,988	**202**	134	112	469

	Quarter ended March 2006 Unaudited	Quarter ended December 2005 Unaudited	Quarter ended March 2005 Unaudited	Year ended December 2005 Unaudited	Quarter ended March 2006 Unaudited	Quarter ended December 2005 Unaudited	Quarter ended March 2005 Unaudited	Year ended December 2005 Unaudited
	SA Rand million				**US Dollar million**			
Cash gross profit (loss) [1]								
South Africa	**981**	910	455	2,562	**159**	138	76	399
Argentina	**100**	96	96	354	**16**	15	16	56
Australia	**175**	90	135	494	**28**	14	22	78
Brazil	**169**	187	164	687	**28**	29	27	108
Ghana	**181**	19	106	249	**29**	3	18	40
Guinea	**84**	68	27	258	**14**	10	4	40
Mali	**232**	209	165	732	**38**	32	27	115
Namibia	**42**	74	6	110	**7**	12	1	17
Tanzania	**65**	51	154	289	**10**	8	25	47
USA	**61**	87	98	363	**10**	13	16	57
Other	**18**	(56)	(21)	(24)	**3**	(7)	(2)	(3)
	2,108	1,735	1,385	6,074	**342**	267	230	954

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)

	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	kg				**oz (000)**			
Gold production								
South Africa	**18,963**	20,818	20,732	83,223	**610**	669	666	2,676
Argentina	**1,632**	1,577	1,779	6,564	**52**	51	57	211
Australia	**2,821**	2,866	4,064	14,139	**91**	92	131	455
Brazil	**2,263**	2,808	2,528	10,756	**73**	90	81	346
Ghana	**4,896**	5,256	5,313	21,170	**157**	169	171	680
Guinea	**1,776**	1,936	1,345	7,674	**57**	62	43	246
Mali	**4,028**	4,112	3,980	16,421	**130**	132	128	528
Namibia	**678**	696	596	2,510	**22**	22	19	81
Tanzania	**2,626**	3,730	5,963	19,074	**84**	120	192	613
USA	**1,984**	2,659	2,508	10,252	**64**	85	81	330
	41,667	46,460	48,808	191,783	**1,340**	1,494	1,569	6,166

	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				**US Dollar million**			
Capital expenditure								
South Africa	**407**	651	482	2,208	**66**	100	80	347
Argentina	**45**	21	23	98	**7**	3	4	15
Australia	**60**	69	46	244	**10**	11	7	38
Brazil	**220**	204	64	544	**36**	32	11	85
Ghana	**106**	208	94	574	**17**	32	16	90
Guinea	**29**	21	95	229	**5**	3	16	36
Mali	**6**	14	24	75	**1**	2	4	12
Namibia	**5**	12	5	33	**1**	2	1	5
Tanzania	**52**	45	17	496	**8**	6	3	78
USA	**27**	16	9	53	**4**	3	2	8
Other	**4**	22	5	46	**1**	3	-	8
	961	1,283	864	4,600	**156**	197	144	722

	As at March 2006	As at December 2005	As at March 2005	As at March 2006	As at December 2005	As at March 2005
	Unaudited	Audited	Unaudited	Unaudited	Audited	Unaudited
	SA Rand million			**US Dollar million**		
Total assets						
South Africa	**15,546**	15,554	14,506	**2,520**	2,451	2,331
Argentina	**1,676**	1,635	2,115	**272**	258	340
Australia	**4,824**	4,738	4,389	**782**	747	705
Brazil	**2,767**	2,449	2,048	**449**	386	329
Ghana	**11,130**	11,419	11,403	**1,804**	1,800	1,832
Guinea	**1,729**	1,735	1,699	**280**	273	273
Mali	**1,984**	2,007	2,041	**322**	316	328
Namibia	**329**	289	214	**53**	46	34
Tanzania	**7,810**	7,924	6,682	**1,266**	1,249	1,073
USA	**2,682**	2,734	2,752	**435**	431	442
Other	**2,337**	2,138	1,825	**378**	337	296
	52,814	52,622	49,674	**8,561**	8,294	7,983

Rounding of figures may result in computational discrepancies

Key **operating results**

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
	Capital expenditure - Rm				Capital expenditure - $m			
SOUTH AFRICA	**407**	**651**	**482**	**2,208**	**66**	**100**	**80**	**347**
Vaal River								
Great Noligwa Mine	52	124	55	275	9	19	9	43
Kopanang Mine	56	69	64	264	9	11	11	41
Tau Lekoa Mine	20	24	31	93	3	4	5	15
Surface Operations	13	66	11	170	2	10	2	27
Moab Khotsong	112	142	137	600	18	22	23	94
West Wits								
Mponeng Mine	64	81	75	301	10	12	12	47
Savuka Mine	-	2	14	38	-	-	2	6
TauTona Mine	90	143	95	468	15	22	16	74
ARGENTINA	**45**	**21**	**23**	**98**	**7**	**3**	**4**	**15**
Cerro Vanguardia - Attributable 92.50%	42	20	21	90	7	3	3	14
Minorities and exploration	3	1	2	8	-	-	1	1
AUSTRALIA	**60**	**69**	**46**	**244**	**10**	**11**	**7**	**38**
Sunrise Dam	39	60	41	214	6	9	7	34
Exploration	21	9	5	30	4	2	-	4
BRAZIL	**220**	**204**	**64**	**544**	**36**	**32**	**11**	**85**
AngloGold Ashanti Mineração	196	180	45	459	32	28	8	71
Serra Grande - Attributable 50%	11	12	9	42	2	2	1	7
Minorities and exploration	13	12	10	43	2	2	2	7
GHANA	**106**	**208**	**94**	**574**	**17**	**32**	**16**	**90**
Bibiani	1	4	12	44	-	1	2	7
Iduapriem - Attributable 85%	1	8	2	23	-	1	-	4
Obuasi	101	193	77	495	16	30	13	78
Minorities and exploration	3	3	3	12	1	-	1	1
GUINEA	**29**	**21**	**95**	**229**	**5**	**3**	**16**	**36**
Siguiri - Attributable 85%	25	18	80	194	4	3	13	31
Minorities and exploration	4	3	15	35	1	-	3	5
MALI	**6**	**14**	**24**	**75**	**1**	**2**	**4**	**12**
Morila - Attributable 40%	2	6	4	11	-	1	1	2
Sadiola - Attributable 38%	4	8	14	48	1	1	2	7
Yatela - Attributable 40%	-	1	6	15	-	-	1	2
NAMIBIA	**5**	**12**	**5**	**33**	**1**	**2**	**1**	**5**
Navachab	5	12	5	33	1	2	1	5
TANZANIA	**52**	**45**	**17**	**496**	**8**	**6**	**3**	**78**
Geita	52	45	17	496	8	6	3	78
USA	**27**	**16**	**9**	**53**	**4**	**3**	**2**	**8**
Cripple Creek & Victor J.V.	27	16	9	53	4	3	2	8
Minorities and exploration	-	-	-	-	-	-	-	-
OTHER	**4**	**22**	**5**	**46**	**1**	**3**	**-**	**8**
ANGLOGOLD ASHANTI	**961**	**1,283**	**864**	**4,600**	**156**	**197**	**144**	**722**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
	Yield - g/t				Gold produced - kg			
SOUTH AFRICA					**18,963**	**20,818**	**20,732**	**83,223**
Vaal River								
Great Noligwa Mine	8.57	8.54	10.23	9.30	5,013	5,274	5,598	21,547
Kopanang Mine	6.83	7.27	7.49	7.38	3,220	3,664	3,737	14,993
Tau Lekoa Mine	3.57	3.52	3.98	3.96	1,438	1,904	2,029	8,253
Surface Operations	0.45	0.55	0.46	0.51	663	800	730	2,952
Moab Khotsong	7.14	-	-	-	292	-	-	-
West Wits								
Mponeng Mine	9.83	9.77	8.31	9.15	4,269	4,436	3,571	15,921
Savuka Mine	7.76	9.68	5.44	6.80	653	770	1,000	3,930
TauTona Mine [2]	9.24	8.90	10.31	9.62	3,413	3,970	4,067	15,627
ARGENTINA					**1,632**	**1,577**	**1,779**	**6,564**
Cerro Vanguardia - Attributable 92.50%	7.95	7.49	8.15	7.70	1,632	1,577	1,779	6,564
AUSTRALIA					**2,821**	**2,866**	**4,064**	**14,139**
Sunrise Dam [3]	2.86	2.69	4.60	3.68	2,821	2,866	4,064	14,139
BRAZIL					**2,263**	**2,808**	**2,528**	**10,756**
AngloGold Ashanti Mineração [2]	8.01	7.16	7.96	7.27	1,513	2,068	1,776	7,763
Serra Grande - Attributable 50%	7.58	7.67	8.01	7.93	750	741	752	2,993
GHANA					**4,896**	**5,256**	**5,313**	**21,170**
Bibiani [5]	0.79	-	-	-	476	768	1,020	3,578
Iduapriem [3] - Attributable 85%	1.74	1.63	1.80	1.71	1,351	1,381	1,442	5,422
Obuasi [2]	4.58	4.87	4.80	4.77	3,069	3,107	2,851	12,169
GUINEA					**1,776**	**1,936**	**1,345**	**7,674**
Siguiri [3] - Attributable 85%	1.01	1.12	-	1.21	1,776	1,936	1,345	7,674
MALI					**4,028**	**4,112**	**3,980**	**16,421**
Morila - Attributable 40%	4.03	4.80	6.05	5.41	1,689	1,817	2,075	8,139
Sadiola - Attributable 38%	3.11	2.63	2.65	2.73	1,316	1,323	1,188	5,223
Yatela [4] - Attributable 40%	4.53	3.73	2.61	2.99	1,023	972	717	3,060
NAMIBIA					**678**	**696**	**596**	**2,510**
Navachab	2.15	2.30	1.94	2.05	678	696	596	2,510
TANZANIA					**2,626**	**3,730**	**5,963**	**19,074**
Geita	2.34	2.41	4.15	3.14	2,626	3,730	5,963	19,074
USA					**1,984**	**2,659**	**2,508**	**10,252**
Cripple Creek & Victor J.V. [4]	0.50	0.62	0.64	0.62	1,984	2,659	2,508	10,252
ANGLOGOLD ASHANTI					**41,667**	**46,460**	**48,808**	**191,783**
Underground Operations	7.12	7.23	7.35	7.31	23,055	25,412	24,884	100,858
Surface and Dump Reclamation	0.55	0.57	0.47	0.52	1,517	1,161	986	4,228
Open-pit Operations	2.25	2.21	3.60	2.74	13,726	15,767	18,220	69,871
Heap leach Operations [1]	0.81	0.87	0.87	0.83	3,369	4,119	4,718	16,826
					41,667	**46,460**	**48,808**	**191,783**

[1] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

[2] The yield of TauTona, AngloGold Ashanti Mineração and Obuasi represents underground operations.

[3] The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.

[4] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.

[5] The yield of Bibiani represents surface and dump reclamation

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
	Productivity per employee - g				Gold sold - kg			
SOUTH AFRICA	**244**	**266**	**240**	**252**	**18,886**	**20,800**	**20,717**	**83,212**
Vaal River								
Great Noligwa Mine	258	265	272	266	4,983	5,270	5,595	21,544
Kopanang Mine	211	239	229	240	3,201	3,662	3,735	14,991
Tau Lekoa Mine	139	156	168	168	1,431	1,902	2,028	8,252
Surface Operations	892	956	678	791	659	799	730	2,951
Moab Khotsong	89	-	-	-	290	-	-	-
West Wits								
Mponeng Mine	311	318	251	283	4,261	4,433	3,567	15,919
Savuka Mine	212	215	118	146	652	770	999	3,931
TauTona Mine	285	318	296	310	3,408	3,965	4,063	15,624
ARGENTINA	**935**	**924**	**815**	**900**	**1,566**	**1,596**	**1,743**	**6,422**
Cerro Vanguardia - Attributable 92.50%	935	924	815	900	1,566	1,596	1,743	6,422
AUSTRALIA	**2,112**	**2,229**	**3,378**	**2,776**	**2,824**	**2,856**	**4,053**	**14,123**
Sunrise Dam	2,445	2,552	3,812	3,143	2,824	2,856	4,053	14,123
BRAZIL	**542**	**726**	**663**	**692**	**2,558**	**2,782**	**2,502**	**10,347**
AngloGold Ashanti Mineração	443	664	579	618	1,813	2,037	1,751	7,445
Serra Grande - Attributable 50%	988	982	1,007	999	745	745	751	2,902
GHANA	**284**	**233**	**223**	**227**	**4,875**	**5,532**	**5,120**	**21,172**
Bibiani	944	968	781	780	476	768	1,020	3,578
Iduapriem - Attributable 85%	650	648	681	635	1,351	1,515	1,279	5,423
Obuasi	209	158	140	152	3,048	3,248	2,821	12,171
GUINEA	**474**	**534**	**489**	**592**	**1,776**	**1,936**	**1,345**	**7,674**
Siguiri - Attributable 85%	474	534	489	592	1,776	1,936	1,345	7,674
MALI	**1,702**	**1,731**	**2,000**	**1,946**	**4,039**	**4,284**	**4,014**	**16,450**
Morila - Attributable 40%	1,944	2,051	3,766	3,097	1,640	1,916	2,040	8,148
Sadiola - Attributable 38%	1,567	1,629	1,702	1,719	1,313	1,370	1,202	5,250
Yatela - Attributable 40%	1,555	1,434	967	1,103	1,086	997	772	3,052
NAMIBIA	**698**	**758**	**606**	**664**	**680**	**698**	**636**	**2,512**
Navachab	698	758	606	664	680	698	636	2,512
TANZANIA	**597**	**920**	**1,545**	**1,195**	**2,929**	**3,398**	**5,691**	**18,701**
Geita	597	920	1,545	1,195	2,929	3,398	5,691	18,701
USA	**2,082**	**2,878**	**2,714**	**2,728**	**2,031**	**2,563**	**2,492**	**10,154**
Cripple Creek & Victor J.V.	2,082	2,878	2,714	2,728	2,031	2,563	2,492	10,154
ANGLOGOLD ASHANTI	**353**	**371**	**381**	**376**	**42,164**	**46,445**	**48,313**	**190,767**

Rounding of figures may result in computational discrepancies.

Key **operating results**

SA Rand / Metric	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
	Total cash costs - R/kg				Total production costs - R/kg			
SOUTH AFRICA	**61,747**	**56,198**	**61,859**	**59,343**	**81,548**	**76,024**	**75,408**	**75,434**
Vaal River								
Great Noligwa Mine	52,022	50,311	53,491	53,868	68,183	73,628	62,429	67,024
Kopanang Mine	64,220	55,227	59,318	56,427	78,703	70,300	69,864	69,594
Tau Lekoa Mine	102,270	92,559	83,401	83,885	133,024	119,704	103,281	103,932
Surface Operations	64,402	51,135	61,450	58,636	74,449	51,135	61,450	58,636
Moab Khotsong	167,406	-	-	-	259,751	-	-	-
West Wits								
Mponeng Mine	51,487	51,902	63,457	57,084	70,752	64,155	80,469	74,309
Savuka Mine	71,772	62,419	107,171	87,200	77,581	87,574	122,173	105,194
TauTona Mine	57,978	52,087	52,492	52,158	82,566	79,572	71,026	74,418
ARGENTINA	**37,385**	**37,261**	**27,849**	**35,698**	**62,749**	**58,910**	**46,596**	**57,543**
Cerro Vanguardia - Attributable 92.50%	36,822	36,290	27,280	35,035	62,059	57,810	45,919	56,756
AUSTRALIA	**58,469**	**52,105**	**55,813**	**56,904**	**76,338**	**95,049**	**70,887**	**78,313**
Sunrise Dam	55,561	48,903	53,857	54,924	71,187	81,376	68,751	74,065
BRAZIL	**41,469**	**42,781**	**31,854**	**37,709**	**54,149**	**54,081**	**41,194**	**49,123**
AngloGold Ashanti Mineração	37,132	39,945	28,425	34,619	50,539	50,386	38,169	46,446
Serra Grande - Attributable 50%	36,951	36,418	28,483	32,414	47,423	49,378	36,143	42,027
GHANA	**68,345**	**76,525**	**63,393**	**69,504**	**99,228**	**113,316**	**86,182**	**97,018**
Bibiani	55,531	69,913	55,841	62,273	85,933	128,268	83,860	98,650
Iduapriem - Attributable 85%	71,477	83,222	55,716	71,330	96,068	107,588	75,043	92,403
Obuasi	68,952	75,184	69,979	70,817	102,679	112,164	92,649	98,595
GUINEA	**74,884**	**72,822**	**76,360**	**62,009**	**103,639**	**106,570**	**92,084**	**85,331**
Siguiri - Attributable 85%	74,884	72,822	76,360	62,009	103,639	106,570	92,084	85,331
MALI	**48,284**	**49,504**	**41,706**	**45,135**	**63,800**	**67,484**	**59,268**	**63,108**
Morila - Attributable 40%	51,820	47,734	33,432	39,083	70,132	70,011	49,458	60,147
Sadiola - Attributable 38%	53,584	59,678	54,634	54,377	65,638	72,230	73,458	68,784
Yatela - Attributable 40%	43,910	43,556	54,180	53,754	59,183	60,795	73,966	69,469
NAMIBIA	**44,795**	**54,386**	**79,780**	**65,300**	**59,018**	**33,958**	**88,903**	**66,354**
Navachab	44,795	54,386	79,780	65,300	59,018	33,958	88,903	66,354
TANZANIA	**72,557**	**68,370**	**41,204**	**61,182**	**92,656**	**100,414**	**56,421**	**79,377**
Geita	72,557	68,370	41,204	61,182	92,656	100,414	56,421	79,377
USA	**50,256**	**52,406**	**43,251**	**48,356**	**71,373**	**74,369**	**62,417**	**69,581**
Cripple Creek & Victor J.V.	48,627	50,297	42,443	47,124	69,744	72,260	61,610	68,349
ANGLOGOLD ASHANTI	**60,815**	**58,367**	**54,778**	**57,465**	**82,079**	**82,873**	**70,639**	**76,495**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
	Cash gross profit (loss) - Rm[1]				Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives - Rm			
SOUTH AFRICA	**981**	**910**	**455**	**2,562**	**623**	**548**	**213**	**1,480**
Vaal River								
Great Noligwa Mine	299	274	157	768	223	164	122	556
Kopanang Mine	160	162	84	476	117	118	53	347
Tau Lekoa Mine	9	19	3	59	(32)	(30)	(32)	(84)
Surface Operations	31	42	19	105	24	42	19	105
Moab Khotsong	(13)	-	-	-	(40)	-	-	-
West Wits								
Mponeng Mine	277	212	80	553	198	162	22	318
Savuka Mine	27	9	(18)	(6)	23	7	(32)	(46)
TauTona Mine	191	192	130	607	110	85	61	284
ARGENTINA	**100**	**96**	**96**	**354**	**55**	**61**	**60**	**203**
Cerro Vanguardia - Attributable 92.50%	93	91	90	332	52	58	58	193
Minorities and exploration	7	5	6	22	3	3	2	10
AUSTRALIA	**175**	**90**	**135**	**494**	**133**	**44**	**80**	**288**
Sunrise Dam	175	90	135	494	133	44	80	288
BRAZIL	**169**	**187**	**164**	**687**	**134**	**147**	**136**	**543**
AngloGold Ashanti Mineração	87	99	93	389	68	78	76	304
Serra Grande - Attributable 50%	39	49	39	165	31	39	33	137
Minorities and exploration	43	39	32	133	35	30	27	102
GHANA	**181**	**19**	**106**	**249**	**35**	**(107)**	**8**	**(191)**
Bibiani	22	(29)	24	15	10	(36)	(2)	(66)
Iduapriem - Attributable 85%	43	(9)	32	52	15	(30)	15	(16)
Obuasi	108	56	43	165	6	(36)	(7)	(104)
Minorities and exploration	8	1	7	17	4	(5)	2	(5)
GUINEA	**84**	**68**	**27**	**258**	**29**	**6**	**15**	**98**
Siguiri - Attributable 85%	71	55	22	211	24	3	13	81
Minorities and exploration	13	13	5	47	5	3	2	17
MALI	**232**	**209**	**165**	**732**	**179**	**137**	**97**	**443**
Morila - Attributable 40%	97	91	106	413	66	52	73	245
Sadiola - Attributable 38%	63	64	36	205	53	47	15	131
Yatela - Attributable 40%	72	54	23	114	60	38	9	68
NAMIBIA	**42**	**74**	**6**	**110**	**33**	**46**	**1**	**64**
Navachab	42	74	6	110	33	46	1	64
TANZANIA	**65**	**51**	**154**	**289**	**15**	**43**	**65**	**49**
Geita	65	51	154	289	15	43	65	49
USA	**61**	**87**	**98**	**363**	**10**	**23**	**41**	**107**
Cripple Creek & Victor J.V.	61	87	98	363	10	23	41	107
OTHER	**18**	**(56)**	**(21)**	**(24)**	**2**	**(78)**	**(40)**	**(96)**
ANGLOGOLD ASHANTI	**2,108**	**1,735**	**1,385**	**6,074**	**1,248**	**870**	**676**	**2,988**

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
Imperial	**Yield - oz/t**				**Gold produced - oz (000)**			
SOUTH AFRICA					**610**	**669**	**666**	**2,676**
Vaal River								
Great Noligwa Mine	0.250	0.249	0.299	0.271	161	170	180	693
Kopanang Mine	0.199	0.212	0.218	0.215	104	118	120	482
Tau Lekoa Mine	0.104	0.103	0.116	0.116	46	61	65	265
Surface Operations	0.013	0.016	0.013	0.015	21	26	23	95
Moab Khotsong	0.208	-	-	-	9	-	-	-
West Wits								
Mponeng Mine	0.287	0.285	0.242	0.267	137	143	115	512
Savuka Mine	0.226	0.282	0.159	0.198	21	25	32	126
TauTona Mine [2]	0.269	0.260	0.301	0.281	110	128	131	502
ARGENTINA					**52**	**51**	**57**	**211**
Cerro Vanguardia - Attributable 92.50%	0.232	0.218	0.238	0.225	52	51	57	211
AUSTRALIA					**91**	**92**	**131**	**455**
Sunrise Dam [3]	0.084	0.078	0.134	0.107	91	92	131	455
BRAZIL					**73**	**90**	**81**	**346**
AngloGold Ashanti Mineração [2]	0.234	0.209	0.232	0.212	49	66	57	250
Serra Grande - Attributable 50%	0.221	0.224	0.233	0.231	24	24	24	96
GHANA					**157**	**169**	**171**	**680**
Bibiani [5]	0.023	-	-	-	15	25	33	115
Iduapriem [3] - Attributable 85%	0.051	0.048	0.052	0.050	43	44	46	174
Obuasi [2]	0.133	0.142	0.130	0.139	99	100	92	391
GUINEA					**57**	**62**	**43**	**246**
Siguiri [3] - Attributable 85%	0.030	0.033	-	0.035	57	62	43	246
MALI					**130**	**132**	**128**	**528**
Morila - Attributable 40%	0.118	0.140	0.177	0.158	54	58	67	262
Sadiola - Attributable 38%	0.091	0.077	0.077	0.080	42	43	38	168
Yatela [4] - Attributable 40%	0.132	0.109	0.076	0.087	33	31	23	98
NAMIBIA					**22**	**22**	**19**	**81**
Navachab	0.063	0.067	0.056	0.060	22	22	19	81
TANZANIA					**84**	**120**	**192**	**613**
Geita	0.068	0.070	0.121	0.092	84	120	192	613
USA					**64**	**85**	**81**	**330**
Cripple Creek & Victor J.V. [4]	0.015	0.018	0.019	0.018	64	85	81	330
ANGLOGOLD ASHANTI					**1,340**	**1,494**	**1,569**	**6,166**
Underground Operations	0.208	0.211	0.214	0.213	741	817	800	3,243
Surface and Dump Reclamation	0.016	0.016	0.014	0.015	49	37	32	136
Open-pit Operations	0.066	0.065	0.105	0.080	441	507	585	2,246
Heap leach Operations [1]	0.024	0.025	0.025	0.024	108	132	152	541
					1,340	**1,494**	**1,569**	**6,166**

[1] The yield is calculated on gold placed into leach pad inventory / tons placed on to leach pad.

[2] The yield of TauTona, AngloGold Ashanti Mineração and Obuasi represents underground operations.

[3] The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.

[4] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tons placed.

[5] The yield of Bibiani represents surface and dump reclamation

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
	Productivity per employee - oz				Gold sold - oz (000)			
SOUTH AFRICA	**7.84**	**8.55**	**7.71**	**8.11**	**607**	**669**	**666**	**2,675**
Vaal River								
Great Noligwa Mine	8.31	8.52	8.74	8.55	160	169	180	693
Kopanang Mine	6.80	7.70	7.37	7.71	103	118	120	482
Tau Lekoa Mine	4.47	5.01	5.41	5.41	46	61	65	265
Surface Operations	28.69	30.74	21.80	25.44	21	26	23	95
Moab Khotsong	2.87	-	-	-	9	-	-	-
West Wits								
Mponeng Mine	9.99	10.22	8.08	9.10	137	143	115	512
Savuka Mine	6.82	6.91	3.80	4.70	21	25	32	126
TauTona Mine	9.16	10.24	9.52	9.97	110	127	131	502
ARGENTINA	**30.05**	**29.70**	**26.20**	**28.95**	**50**	**51**	**56**	**206**
Cerro Vanguardia - Attributable 92.50%	30.05	29.70	26.20	28.95	50	51	56	206
AUSTRALIA	**67.91**	**71.68**	**108.61**	**89.27**	**91**	**92**	**130**	**454**
Sunrise Dam	78.60	82.06	122.57	101.06	91	92	130	454
BRAZIL	**17.43**	**23.33**	**21.31**	**22.23**	**82**	**89**	**80**	**333**
AngloGold Ashanti Mineração	14.25	21.34	18.62	19.88	58	65	56	239
Serra Grande - Attributable 50%	31.76	31.58	32.36	32.12	24	24	24	93
GHANA	**9.12**	**7.48**	**7.16**	**7.31**	**157**	**178**	**165**	**681**
Bibiani	30.34	31.11	25.11	25.09	15	25	33	115
Iduapriem - Attributable 85%	20.88	20.85	21.91	20.43	43	49	41	174
Obuasi	6.72	5.08	4.49	4.89	98	104	91	391
GUINEA	**15.22**	**17.17**	**15.73**	**19.03**	**57**	**62**	**43**	**247**
Siguiri - Attributable 85%	15.22	17.17	15.73	19.03	57	62	43	247
Minorities and exploration								
MALI	**54.71**	**55.65**	**64.30**	**62.56**	**130**	**138**	**130**	**529**
Morila - Attributable 40%	62.50	65.94	121.09	99.57	53	62	66	262
Sadiola - Attributable 38%	50.37	52.38	54.72	55.27	42	44	39	169
Yatela - Attributable 40%	49.98	46.11	31.09	35.48	35	32	25	98
NAMIBIA	**22.44**	**24.37**	**19.49**	**21.36**	**22**	**22**	**20**	**81**
Navachab	22.44	24.37	19.49	21.36	22	22	20	81
TANZANIA	**19.20**	**29.58**	**49.68**	**38.41**	**94**	**109**	**183**	**601**
Geita	19.20	29.58	49.68	38.41	94	109	183	601
USA	**66.93**	**92.52**	**87.26**	**87.71**	**65**	**82**	**80**	**326**
Cripple Creek & Victor J.V.	66.93	92.52	87.26	87.71	65	82	80	326
ANGLOGOLD ASHANTI	**11.34**	**11.92**	**12.23**	**12.10**	**1,356**	**1,493**	**1,553**	**6,133**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar / Imperial	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
	Total cash costs - $/oz				**Total production costs - $/oz**			
SOUTH AFRICA	**313**	**268**	**320**	**291**	**413**	**363**	**390**	**369**
Vaal River								
Great Noligwa Mine	263	240	277	264	345	353	323	329
Kopanang Mine	325	263	307	277	398	335	362	341
Tau Lekoa Mine	518	441	432	410	674	571	535	509
Surface Operations	326	244	318	287	377	244	318	287
Moab Khotsong	848	-	-	-	1,315	-	-	-
West Wits								
Mponeng Mine	261	247	329	279	358	305	417	363
Savuka Mine	363	297	555	430	393	416	633	517
TauTona Mine	294	248	272	256	418	380	368	364
ARGENTINA	**189**	**177**	**144**	**174**	**317**	**280**	**241**	**281**
Cerro Vanguardia - Attributable 92.50%	186	173	141	171	314	275	238	277
AUSTRALIA	**296**	**246**	**289**	**279**	**386**	**449**	**367**	**383**
Sunrise Dam	281	231	279	269	360	384	356	363
BRAZIL	**210**	**204**	**165**	**184**	**274**	**258**	**213**	**239**
AngloGold Ashanti Mineração	188	190	147	169	256	240	198	226
Serra Grande - Attributable 50%	187	174	147	158	240	236	187	205
GHANA	**346**	**364**	**328**	**339**	**503**	**540**	**446**	**473**
Bibiani	281	334	289	305	435	608	434	482
Iduapriem - Attributable 85%	362	397	288	348	487	513	389	451
Obuasi	349	357	362	345	520	535	480	481
GUINEA	**379**	**341**	**395**	**301**	**525**	**502**	**477**	**414**
Siguiri - Attributable 85%	379	341	395	301	525	502	477	414
MALI	**244**	**236**	**216**	**220**	**323**	**322**	**307**	**308**
Morila - Attributable 40%	262	227	173	191	355	333	256	293
Sadiola - Attributable 38%	271	284	283	265	332	344	380	336
Yatela - Attributable 40%	222	208	280	263	300	290	383	340
NAMIBIA	**227**	**259**	**413**	**321**	**299**	**156**	**460**	**326**
Navachab	227	259	413	321	299	156	460	326
TANZANIA	**368**	**326**	**213**	**298**	**470**	**478**	**292**	**387**
Geita	368	326	213	298	470	478	292	387
USA	**255**	**249**	**224**	**236**	**362**	**354**	**323**	**339**
Cripple Creek & Victor J.V.	246	239	220	230	353	344	319	333
ANGLOGOLD ASHANTI	**308**	**278**	**284**	**281**	**416**	**395**	**366**	**374**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
	Cash gross profit (loss) - $m[1]				Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives - $m			
SOUTH AFRICA	**159**	**138**	**76**	**399**	**101**	**84**	**35**	**230**
Vaal River								
Great Noligwa Mine	49	42	26	120	36	25	20	87
Kopanang Mine	26	25	14	74	19	18	9	54
Tau Lekoa Mine	1	3	1	9	(5)	(5)	(5)	(14)
Surface Operations	5	6	4	16	4	6	4	16
Moab Khotsong	(2)	-	-	-	(7)	-	-	-
West Wits								
Mponeng Mine	45	32	13	86	32	25	3	49
Savuka Mine	4	1	(3)	(1)	4	1	(5)	(8)
TauTona Mine	31	29	21	95	18	13	9	44
ARGENTINA	**16**	**15**	**16**	**56**	**9**	**9**	**10**	**32**
Cerro Vanguardia - Attributable 92.50%	15	14	15	52	8	9	10	31
Minorities and exploration	1	1	1	4	1	-	-	1
AUSTRALIA	**28**	**14**	**22**	**78**	**22**	**7**	**13**	**46**
Sunrise Dam	28	14	22	78	22	7	13	46
BRAZIL	**28**	**29**	**27**	**108**	**22**	**23**	**23**	**86**
AngloGold Ashanti Mineração	14	15	16	61	11	12	13	48
Serra Grande - Attributable 50%	6	8	7	26	5	6	6	22
Minorities and exploration	8	6	4	21	6	5	4	16
GHANA	**29**	**3**	**18**	**40**	**5**	**(16)**	**1**	**(29)**
Bibiani	4	(4)	5	3	2	(6)	-	(10)
Iduapriem - Attributable 85%	7	(1)	5	9	2	(5)	2	(2)
Obuasi	18	9	7	26	1	(5)	(1)	(16)
Minorities and exploration	-	(1)	1	2	-	-	-	(1)
GUINEA	**14**	**10**	**4**	**40**	**5**	**1**	**2**	**15**
Siguiri - Attributable 85%	11	8	4	33	4	1	2	12
Minorities and exploration	3	2	-	7	1	-	-	3
MALI	**38**	**32**	**27**	**115**	**30**	**21**	**16**	**69**
Morila - Attributable 40%	16	14	17	65	11	8	12	39
Sadiola - Attributable 38%	10	10	6	32	9	7	2	20
Yatela - Attributable 40%	12	8	4	18	10	6	2	11
NAMIBIA	**7**	**12**	**1**	**17**	**5**	**7**	**-**	**10**
Navachab	7	12	1	17	5	7	-	10
TANZANIA	**10**	**8**	**25**	**47**	**2**	**7**	**10**	**9**
Geita	10	8	25	47	2	7	10	9
USA	**10**	**13**	**16**	**57**	**2**	**4**	**7**	**17**
Cripple Creek & Victor J.V.	10	13	16	57	2	4	7	17
OTHER	**3**	**(7)**	**(2)**	**(3)**	**-**	**(13)**	**(5)**	**(16)**
ANGLOGOLD ASHANTI	**342**	**267**	**230**	**954**	**202**	**134**	**112**	**469**

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

GREAT NOLIGWA MINE						Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
						Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS													
UNDERGROUND OPERATION													
Area mined	- 000 m²	/	- 000 ft²			100	104	99	418	1,075	1,116	1,066	4,503
Milled	- 000 tonnes	/	- 000 tons			585	617	547	2,317	645	681	603	2,554
Yield	- g / t	/	- oz / t			8.57	8.54	10.23	9.30	0.250	0.249	0.299	0.271
Gold produced	- kg	/	- oz (000)			5,013	5,274	5,598	21,547	161	170	180	693
Gold sold	- kg	/	- oz (000)			4,983	5,270	5,595	21,544	160	169	180	693
Price received	- R / kg	/	- $ / oz	- sold		114,185	102,524	85,182	92,643	577	488	441	453
Total cash costs	- R	/	- $	- ton milled		446	430	547	501	66	60	83	72
	- R / kg	/	- $ / oz	- produced		52,022	50,311	53,491	53,868	263	240	277	264
Total production costs	- R / kg	/	- $ / oz	- produced		68,183	73,628	62,429	67,024	345	353	323	329
PRODUCTIVITY PER EMPLOYEE													
Target	- g	/	- oz			273	302	285	297	8.78	9.72	9.16	9.55
Actual	- g	/	- oz			258	265	272	266	8.31	8.52	8.74	8.55
Target	- m²	/	- ft²			5.46	5.45	4.86	5.27	58.76	58.68	52.34	56.78
Actual	- m²	/	- ft²			5.15	5.21	4.81	5.16	55.39	56.04	51.79	55.58
FINANCIAL RESULTS (MILLION)													
Gold income						509	488	445	1,896	83	75	74	298
Cost of sales						346	377	355	1,440	56	58	59	227
Cash operating costs						258	265	297	1,153	42	41	49	182
Other cash costs						3	-	3	8	-	-	-	1
Total cash costs						261	265	300	1,161	42	41	49	183
Retrenchment costs						4	11	6	35	1	2	1	6
Rehabilitation and other non-cash costs						2	2	9	36	-	-	2	6
Production costs						266	278	315	1,232	43	43	52	194
Amortisation of tangible assets						75	110	35	212	12	17	6	33
Inventory change						4	(12)	5	(4)	1	(2)	1	(1)
						164	112	90	456	27	17	15	71
Realised non-hedge derivatives						60	52	32	100	10	8	5	16
Gross profit excluding the effect of unrealised non-hedge derivatives						223	164	122	556	36	25	20	87
Capital expenditure						52	124	55	275	9	19	9	43

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

				Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
KOPANANG MINE				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	111	120	121	482	1,196	1,293	1,301	5,193
Milled	- 000 tonnes	/	- 000 tons	471	504	499	2,031	519	556	550	2,239
Yield	- g / t	/	- oz / t	6.83	7.27	7.49	7.38	0.199	0.212	0.218	0.215
Gold produced	- kg	/	- oz (000)	3,220	3,664	3,737	14,993	104	118	120	482
Gold sold	- kg	/	- oz (000)	3,201	3,662	3,735	14,991	103	118	120	482
Price received	- R / kg	/	- $ / oz - sold	113,889	102,370	84,282	92,752	576	488	436	453
Total cash costs	- R	/	- $ - ton milled	439	402	444	417	65	56	67	60
	- R / kg	/	- $ / oz - produced	64,220	55,227	59,318	56,427	325	263	307	277
Total production costs	- R / kg	/	- $ / oz - produced	78,703	70,300	69,864	69,594	398	335	362	341
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	239	221	215	219	7.69	7.09	6.92	7.05
Actual	- g	/	- oz	211	239	229	240	6.80	7.70	7.37	7.71
Target	- m²	/	- ft²	7.69	7.09	6.77	7.00	82.81	76.32	72.85	75.39
Actual	- m²	/	- ft²	7.30	7.85	7.41	7.72	78.58	84.51	79.77	83.10
FINANCIAL RESULTS (MILLION)											
Gold income				327	338	297	1,324	53	52	49	208
Cost of sales				248	257	262	1,044	40	39	43	164
Cash operating costs				205	202	220	840	33	31	37	132
Other cash costs				2	-	2	6	-	-	-	1
Total cash costs				207	202	222	846	34	31	37	133
Retrenchment costs				2	8	2	26	-	1	-	4
Rehabilitation and other non-cash costs				1	3	6	43	-	-	1	7
Production costs				210	213	230	914	34	33	38	144
Amortisation of tangible assets				43	44	31	129	7	7	5	20
Inventory change				(6)	(1)	1	-	(1)	-	-	-
				80	81	35	281	13	12	6	43
Realised non-hedge derivatives				37	37	18	66	6	6	3	11
Gross profit excluding the effect of unrealised non-hedge derivatives				117	118	53	347	19	18	9	54
Capital expenditure				56	69	64	264	9	11	11	41

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

					Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
MOAB KHOTSONG					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		6	-	-	-	69	-	-	-
Milled	- 000 tonnes	/	- 000 tons		41	-	-	-	45	-	-	-
Yield	- g / t	/	- oz / t		7.14	-	-	-	0.208	-	-	-
Gold produced	- kg	/	- oz (000)		292	-	-	-	9	-	-	-
Gold sold	- kg	/	- oz (000)		290	-	-	-	9	-	-	-
Price received	- R / kg	/	- $ / oz	- sold	115,601	-	-	-	583	-	-	-
Total cash costs	- R	/	- $	- ton milled	1,195	-	-	-	176	-	-	-
	- R / kg	/	- $ / oz	- produced	167,406	-	-	-	848	-	-	-
Total production costs	- R / kg	/	- $ / oz	- produced	259,751	-	-	-	1,315	-	-	-
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		87	-	-	-	2.81	-	-	-
Actual	- g	/	- oz		89	-	-	-	2.87	-	-	-
Target	- m²	/	- ft²		2.30	-	-	-	24.77	-	-	-
Actual	- m²	/	- ft²		1.96	-	-	-	21.06	-	-	-
FINANCIAL RESULTS (MILLION)												
Gold income					30	-	-	-	5	-	-	-
Cost of sales					74	-	-	-	12	-	-	-
Cash operating costs					48	-	-	-	8	-	-	-
Other cash costs					-	-	-	-	-	-	-	-
Total cash costs					49	-	-	-	8	-	-	-
Retrenchment costs					-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs					-	-	-	-	-	-	-	-
Production costs					49	-	-	-	8	-	-	-
Amortisation of tangible assets					27	-	-	-	4	-	-	-
Inventory change					(2)	-	-	-	-	-	-	-
					(44)	-	-	-	(7)	-	-	-
Realised non-hedge derivatives					4	-	-	-	1	-	-	-
Gross loss excluding the effect of unrealised non-hedge derivatives					(40)	-	-	-	(7)	-	-	-
Capital expenditure					112	142	137	600	18	22	23	94

Rounding of figures may result in computational discrepancies.

Quarterly Report March 2006 - www.AngloGoldAshanti.com

South Africa

VAAL RIVER

TAU LEKOA MINE					Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		78	99	95	399	836	1,067	1,024	4,299
Milled	- 000 tonnes	/	- 000 tons		402	540	510	2,082	444	596	563	2,295
Yield	- g / t	/	- oz / t		3.57	3.52	3.98	3.96	0.104	0.103	0.116	0.116
Gold produced	- kg	/	- oz (000)		1,438	1,904	2,029	8,253	46	61	65	265
Gold sold	- kg	/	- oz (000)		1,431	1,902	2,028	8,252	46	61	65	265
Price received	- R / kg	/	- $ / oz	- sold	112,954	102,339	86,035	93,113	572	488	445	455
Total cash costs	- R	/	- $	- ton milled	366	326	332	333	54	45	50	47
	- R / kg	/	- $ / oz	- produced	102,270	92,559	83,401	83,885	518	441	432	410
Total production costs	- R / kg	/	- $ / oz	- produced	133,024	119,704	103,281	103,932	674	571	535	509
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		183	223	210	218	5.88	7.16	6.76	7.02
Actual	- g	/	- oz		139	156	168	168	4.47	5.01	5.41	5.41
Target	- m²	/	- ft²		8.61	9.71	9.50	9.66	92.71	104.55	102.31	104.00
Actual	- m²	/	- ft²		7.51	8.12	7.88	8.14	80.83	87.38	84.87	87.61
FINANCIAL RESULTS (MILLION)												
Gold income					146	176	161	731	24	27	27	114
Cost of sales					194	225	206	852	32	34	34	134
Cash operating costs					146	176	168	688	24	27	29	108
Other cash costs					1	-	1	4	-	-	-	1
Total cash costs					147	176	169	692	24	27	29	109
Retrenchment costs					2	4	3	16	-	1	-	2
Rehabilitation and other non-cash costs					1	(2)	3	6	-	-	-	1
Production costs					150	178	175	714	24	27	29	112
Amortisation of tangible assets					41	49	35	143	7	8	6	23
Inventory change					3	(3)	(4)	(5)	-	-	(1)	(1)
					(48)	(49)	(45)	(122)	(8)	(8)	(7)	(20)
Realised non-hedge derivatives					15	19	13	38	2	3	2	6
Gross loss excluding the effect of unrealised non-hedge derivatives					(32)	(30)	(32)	(84)	(5)	(5)	(5)	(14)
Capital expenditure					20	24	31	93	3	4	5	15

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

SURFACE OPERATIONS					Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
					Rand / Metric				Dollar / Imperial			
OPERATING RESULTS												
Milled	- 000 tonnes	/	- 000 tons		1,481	1,442	1,585	5,845	1,632	1,589	1,747	6,443
Yield	- g / t	/	- oz / t		0.45	0.55	0.46	0.51	0.013	0.016	0.013	0.015
Gold produced	- kg	/	- oz (000)		663	800	730	2,952	21	26	23	95
Gold sold	- kg	/	- oz (000)		659	799	730	2,951	21	26	23	95
Price received	- R / kg	/	- $ / oz	- sold	114,429	102,243	84,836	93,285	578	487	439	455
Total cash costs	- R	/	- $	- ton milled	29	28	28	30	4	4	4	4
	- R / kg	/	- $ / oz	- produced	64,402	51,135	61,450	58,636	326	244	318	287
Total production costs	- R / kg	/	- $ / oz	- produced	74,449	51,135	61,450	58,636	377	244	318	287
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		751	733	746	727	24.16	23.57	23.98	23.38
Actual	- g	/	- oz		892	956	678	791	28.69	30.74	21.80	25.44
FINANCIAL RESULTS (MILLION)												
Gold income					67	74	58	261	11	11	10	41
Cost of sales					51	40	43	170	8	6	7	27
Cash operating costs					43	41	45	173	7	6	7	27
Other cash costs					-	-	-	-	-	-	-	-
Total cash costs					43	41	45	173	7	6	7	27
Retrenchment costs					-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs					-	-	-	-	-	-	-	-
Production costs					43	41	45	173	7	6	7	27
Amortisation of tangible assets					7	-	-	-	1	-	-	-
Inventory change					2	(1)	(2)	(3)	-	-	-	-
					16	34	15	91	3	5	3	14
Realised non-hedge derivatives					8	8	4	14	1	1	1	2
Gross profit excluding the effect of unrealised non-hedge derivatives					24	42	19	105	4	6	4	16
Capital expenditure					13	66	11	170	2	10	2	27

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

MPONENG MINE					Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		84	93	83	351	903	1,000	896	3,776
Milled	- 000 tonnes	/	- 000 tons		434	454	430	1,739	479	500	474	1,917
Yield	- g / t	/	- oz / t		9.83	9.77	8.31	9.15	0.287	0.285	0.242	0.267
Gold produced	- kg	/	- oz (000)		4,269	4,436	3,571	15,921	137	143	115	512
Gold sold	- kg	/	- oz (000)		4,261	4,433	3,567	15,919	137	143	115	512
Price received	- R / kg	/	- $ / oz	- sold	114,510	101,950	85,205	93,766	579	486	441	457
Total cash costs	- R	/	- $	- ton milled	506	507	527	523	75	70	80	75
	- R / kg	/	- $ / oz	- produced	51,487	51,902	63,457	57,084	261	247	329	279
Total production costs	- R / kg	/	- $ / oz	- produced	70,752	64,155	80,469	74,309	358	305	417	363
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		276	281	239	256	8.87	9.02	7.70	8.22
Actual	- g	/	- oz		311	318	251	283	9.99	10.22	8.08	9.10
Target	- m²	/	- ft²		5.96	5.90	5.30	5.67	64.14	63.52	57.08	61.02
Actual	- m²	/	- ft²		6.11	6.65	5.86	6.23	65.74	71.61	63.04	67.10
FINANCIAL RESULTS (MILLION)												
Gold income					436	410	283	1,417	71	63	47	222
Cost of sales					290	290	281	1,175	47	44	47	185
Cash operating costs					217	230	224	902	35	35	38	142
Other cash costs					3	1	2	6	-	-	-	1
Total cash costs					220	230	226	909	36	35	38	143
Retrenchment costs					2	6	1	21	-	1	-	3
Rehabilitation and other non-cash costs					1	(2)	2	18	-	-	-	3
Production costs					222	235	229	948	36	36	38	149
Amortisation of tangible assets					80	50	58	236	13	8	10	37
Inventory change					(12)	5	(6)	(8)	(2)	1	(1)	(1)
					145	120	2	242	24	18	-	37
Realised non-hedge derivatives					52	42	20	76	8	7	3	12
Gross profit excluding the effect of unrealised non-hedge derivatives					198	162	22	318	32	25	3	49
Capital expenditure					64	81	75	301	10	12	12	47

Rounding of figures may result in computational discrepancies.

South Africa
WEST WITS

SAVUKA MINE					Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		17	17	41	125	186	187	443	1,341
Milled	- 000 tonnes	/	- 000 tons		84	80	184	578	93	88	203	637
Yield	- g / t	/	- oz / t		7.76	9.68	5.44	6.80	0.226	0.282	0.159	0.198
Gold produced	- kg	/	- oz (000)		653	770	1,000	3,930	21	25	32	126
Gold sold	- kg	/	- oz (000)		652	770	999	3,931	21	25	32	126
Price received	- R / kg	/	- $ / oz	- sold	112,970	102,344	85,838	92,916	572	487	444	454
Total cash costs	- R	/	- $	- ton milled	557	604	583	593	82	84	88	85
	- R / kg	/	- $ / oz	- produced	71,772	62,419	107,171	87,200	363	297	555	430
Total production costs	- R / kg	/	- $ / oz	- produced	77,581	87,574	122,173	105,194	393	416	633	517
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		166	149	144	148	5.34	4.80	4.64	4.76
Actual	- g	/	- oz		212	215	118	146	6.82	6.91	3.80	4.70
Target	- m²	/	- ft²		5.00	4.99	5.03	5.04	53.81	53.75	54.11	54.29
Actual	- m²	/	- ft²		5.60	4.84	4.85	4.63	60.30	52.13	52.25	49.87
FINANCIAL RESULTS (MILLION)												
Gold income					67	72	79	348	11	11	13	55
Cost of sales					50	71	117	411	8	11	19	65
Cash operating costs					46	48	106	339	8	7	18	54
Other cash costs					1	-	1	3	-	-	-	1
Total cash costs					47	48	107	343	8	7	18	54
Retrenchment costs					-	19	1	39	-	3	-	6
Rehabilitation and other non-cash costs					-	(1)	-	(8)	-	-	-	(1)
Production costs					47	66	108	374	8	10	18	59
Amortisation of tangible assets					3	1	14	40	1	-	2	6
Inventory change					-	4	(5)	(3)	-	1	(1)	-
					16	-	(38)	(63)	3	-	(6)	(10)
Realised non-hedge derivatives					7	7	6	17	1	1	1	3
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives					23	7	(32)	(46)	4	1	(5)	(8)
Capital expenditure					-	2	14	38	-	-	2	6

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

TAUTONA MINE			Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	64	72	69	273	684	779	741	2,935
Milled	- 000 tonnes	/ - 000 tons	363	442	394	1,620	401	487	435	1,786
Yield	- g / t	/ - oz / t	9.24	8.90	10.31	9.62	0.269	0.260	0.301	0.281
Gold produced	- kg	/ - oz (000)	3,357	3,929	4,067	15,586	108	126	131	501
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	117	75	-	75	129	83	-	83
Yield	- g / t	/ - oz / t	0.48	0.54	-	0.54	0.014	0.016	-	0.016
Gold produced	- kg	/ - oz (000)	56	41	-	41	2	1	-	1
TOTAL										
Yield [1]	- g / t	/ - oz / t	9.24	8.90	10.31	9.62	0.269	0.260	0.301	0.281
Gold produced	- kg	/ - oz (000)	3,413	3,970	4,067	15,627	110	128	131	502
Gold sold	- kg	/ - oz (000)	3,408	3,965	4,063	15,624	110	127	131	502
Price received	- R / kg	/ - $ / oz - sold	113,518	102,120	84,559	92,799	575	486	438	453
Total cash costs	- R	/ - $ - ton milled	412	400	541	481	61	56	82	69
	- R / kg	/ - $ / oz - produced	57,978	52,087	52,492	52,158	294	248	272	256
Total production costs	- R / kg	/ - $ / oz - produced	82,566	79,572	71,026	74,418	418	380	368	364
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	307	336	322	331	9.86	10.82	10.35	10.64
Actual	- g	/ - oz	285	318	296	310	9.16	10.24	9.52	9.97
Target	- m²	/ - ft²	5.63	5.30	5.10	5.17	60.63	57.09	54.90	55.69
Actual	- m²	/ - ft²	5.31	5.81	5.01	5.41	57.12	62.50	53.96	58.23
FINANCIAL RESULTS (MILLION)										
Gold income			348	368	323	1,381	57	56	54	217
Cost of sales			276	319	283	1,166	45	49	48	183
Cash operating costs			196	206	211	809	32	32	35	128
Other cash costs			2	1	2	6	-	-	1	1
Total cash costs			198	207	213	815	32	32	36	129
Retrenchment costs			2	5	1	22	-	1	-	3
Rehabilitation and other non-cash costs			1	(3)	5	4	-	-	1	1
Production costs			201	209	219	840	33	32	37	133
Amortisation of tangible assets			81	107	69	322	13	16	12	51
Inventory change			(5)	4	(5)	3	(1)	1	(1)	-
			72	48	40	216	12	7	6	33
Realised non-hedge derivatives			38	37	21	69	6	6	3	11
Gross profit excluding the effect of unrealised non-hedge derivatives			110	85	61	284	18	13	9	44
Capital expenditure			90	143	95	468	15	22	16	74

Rounding of figures may result in computational discrepancies.

[1] Total yield excludes the surface and dump reclamation.

Argentina

		Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
CERRO VANGUARDIA - Attributable 92.50%		**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS									
OPEN-PIT OPERATION									
Mined	- 000 tonnes / - 000 tons	4,138	4,875	4,509	18,507	4,561	5,374	4,970	20,401
Treated	- 000 tonnes / - 000 tons	205	211	218	853	226	232	241	940
Stripping ratio	- t (mined total - mined ore) / t mined ore	20.27	22.30	15.81	19.06	20.27	22.30	15.81	19.06
Yield	- g / t / - oz / t	7.95	7.49	8.15	7.70	0.232	0.218	0.238	0.225
Gold in ore	- kg / - oz (000)	1,570	1,677	1,843	6,833	50	54	59	220
Gold produced	- kg / - oz (000)	1,632	1,577	1,779	6,564	52	51	57	211
Gold sold	- kg / - oz (000)	1,566	1,596	1,743	6,422	50	51	56	206
Price received	- R / kg / - $ / oz - sold	89,541	90,615	74,334	81,617	454	432	385	399
Total cash costs	- R / kg / - $ / oz - produced	36,822	36,290	27,280	35,035	186	173	141	171
Total production costs	- R / kg / - $ / oz - produced	62,059	57,810	45,919	56,756	314	275	238	277
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	1,051	818	782	817	33.78	26.30	25.13	26.25
Actual	- g / - oz	935	924	815	900	30.05	29.70	26.20	28.95
FINANCIAL RESULTS (MILLION)									
Gold income		156	160	140	571	25	24	23	90
Cost of sales		97	96	80	365	16	15	13	57
Cash operating costs		45	43	37	180	7	7	6	28
Other cash costs		15	14	12	50	2	2	2	8
Total cash costs		60	57	49	230	10	9	8	36
Rehabilitation and other non-cash costs		1	1	-	2	-	-	-	-
Production costs		61	58	49	232	10	9	8	36
Amortisation of tangible assets		41	32	32	139	7	5	5	22
Inventory change		(5)	5	(1)	(6)	(1)	1	-	(1)
		59	64	60	206	10	10	10	33
Realised non-hedge derivatives		(7)	(5)	(2)	(13)	(1)	(1)	-	(2)
Gross profit excluding the effect of unrealised non-hedge derivatives		52	58	58	193	8	9	10	31
Capital expenditure		42	20	21	90	7	3	3	14

Rounding of figures may result in computational discrepancies.

Australia

SUNRISE DAM				Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/	- 000 tons	56	-	-	-	62	-	-	-
Treated	- 000 tonnes	/	- 000 tons	46	-	-	-	51	-	-	-
Yield	- g / t	/	- oz / t	5.62	-	-	-	0.164	-	-	-
Gold produced	- kg	/	- oz (000)	261	-	-	-	8	-	-	-
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	2,629	2,938	2,605	11,050	3,439	3,843	3,407	14,454
Treated	- 000 tonnes	/	- 000 tons	894	934	866	3,625	986	1,030	954	3,996
Stripping ratio	- t (mined total - mined ore) / t mined ore			4.36	5.40	4.34	5.33	4.36	5.40	4.34	5.33
Yield	- g / t	/	- oz / t	2.86	2.69	4.60	3.68	0.084	0.078	0.134	0.107
Gold produced	- kg	/	- oz (000)	2,560	2,866	4,064	14,139	82	92	131	455
TOTAL											
Yield [1]	- g / t	/	- oz / t	2.86	2.69	4.60	3.68	0.084	0.078	0.134	0.107
Gold produced	- kg	/	- oz (000)	2,821	2,866	4,064	14,139	91	92	131	455
Gold sold	- kg	/	- oz (000)	2,824	2,856	4,053	14,123	91	92	130	454
Price received	- R / kg	/	- $ / oz - sold	118,640	107,342	81,997	94,716	598	515	424	464
Total cash costs	- R / kg	/	- $ / oz - produced	55,561	48,903	53,857	54,924	281	231	279	269
Total production costs	- R / kg	/	- $ / oz - produced	71,187	81,376	68,751	74,065	360	384	356	363
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	2,559	2,112	3,150	2,709	82.29	67.89	101.27	87.11
Actual	- g	/	- oz	2,445	2,552	3,812	3,143	78.60	82.06	122.57	101.06
FINANCIAL RESULTS (MILLION)											
Gold income				309	287	337	1,349	50	44	56	213
Cost of sales				202	262	252	1,050	33	40	42	165
Cash operating costs				149	132	211	744	24	20	35	117
Other cash costs				8	8	8	33	1	1	1	5
Total cash costs				157	140	219	777	25	21	36	122
Rehabilitation and other non-cash costs				3	47	5	65	-	7	1	10
Production costs				159	187	224	842	26	28	37	132
Amortisation of tangible assets				41	46	55	205	7	7	9	32
Inventory change				1	29	(27)	2	-	5	(4)	-
				107	25	85	300	17	4	14	48
Realised non-hedge derivatives				26	19	(5)	(12)	4	3	(1)	(2)
Gross profit excluding the effect of unrealised non-hedge derivatives				133	44	80	288	22	7	13	46
Capital expenditure				39	60	41	214	6	9	7	34

Rounding of figures may result in computational discrepancies.

[1] Total yield excludes the underground operations.

Brazil

ANGLOGOLD ASHANTI MINERAÇÃO				Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/	- 000 tons	159	212	196	859	175	233	216	947
Treated	- 000 tonnes	/	- 000 tons	161	237	205	900	178	261	226	992
Yield	- g / t	/	- oz / t	8.01	7.16	7.96	7.27	0.234	0.209	0.232	0.212
Gold produced	- kg	/	- oz (000)	1,291	1,696	1,633	6,542	42	55	52	210
SURFACE AND DUMP RECLAMATION											
Treated	- 000 tonnes	/	- 000 tons	-	37	-	105	-	41	-	116
Yield	- g / t	/	- oz / t	-	2.30	-	2.39	-	0.067	-	0.070
Gold produced	- kg	/	- oz (000)	-	85	-	250	-	3	-	8
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/	- 000 tons	911	846	664	3,984	1,004	933	732	4,392
Placed [1]	- 000 tonnes	/	- 000 tons	59	68	34	249	65	74	37	275
Stripping ratio	- t (mined total - mined ore) / t mined ore			14.27	11.40	18.85	15.00	14.27	11.40	18.85	15.00
Yield [2]	- g / t	/	- oz / t	7.23	4.38	4.70	3.43	0.211	0.128	0.137	0.100
Gold placed [3]	- kg	/	- oz (000)	430	296	159	853	14	10	5	27
Gold produced	- kg	/	- oz (000)	222	287	144	971	7	9	5	31
TOTAL											
Yield [4]	- g / t	/	- oz / t	8.01	7.16	7.96	7.27	0.234	0.209	0.232	0.212
Gold produced	- kg	/	- oz (000)	1,513	2,068	1,776	7,763	49	66	57	250
Gold sold	- kg	/	- oz (000)	1,813	2,037	1,751	7,445	58	65	56	239
Price received	- R / kg	/ - $ / oz	- sold	90,206	94,047	80,407	87,643	457	451	416	427
Total cash costs	- R / kg	/ - $ / oz	- produced	37,132	39,945	28,425	34,619	188	190	147	169
Total production costs	- R / kg	/ - $ / oz	- produced	50,539	50,386	38,169	46,446	256	240	198	226
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	438	562	473	535	14.07	18.06	15.21	17.21
Actual	- g	/	- oz	443	664	579	618	14.25	21.34	18.62	19.88
FINANCIAL RESULTS (MILLION)											
Gold income				159	171	129	598	26	26	22	94
Cost of sales				96	114	64	348	16	17	11	54
Cash operating costs				54	80	49	262	9	12	8	41
Other cash costs				2	2	1	7	-	-	-	1
Total cash costs				56	83	50	269	9	13	8	42
Rehabilitation and other non-cash costs				1	1	1	7	-	-	-	1
Production costs				57	84	51	275	9	13	8	43
Amortisation of tangible assets				19	21	17	85	3	3	3	13
Inventory change				19	9	(4)	(12)	3	1	-	(2)
				63	58	65	250	10	9	11	39
Realised non-hedge derivatives				5	20	11	54	1	3	2	9
Gross profit excluding the effect of unrealised non-hedge derivatives				68	78	76	304	11	12	13	48
Capital expenditure				196	180	45	459	32	28	8	71

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield represents underground operations

Rounding of figures may result in computational discrepancies.

Brazil

SERRA GRANDE - Attributable 50%					Rand / Metric				Dollar / Imperial			
					Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
OPERATING RESULTS												
UNDERGROUND OPERATION												
Mined	- 000 tonnes	/	- 000 tons		97	96	92	378	107	105	102	417
Treated	- 000 tonnes	/	- 000 tons		99	97	94	378	109	106	104	416
Yield	- g / t	/	- oz / t		7.58	7.67	8.01	7.93	0.221	0.224	0.233	0.231
Gold produced	- kg	/	- oz (000)		750	741	752	2,993	24	24	24	96
Gold sold	- kg	/	- oz (000)		745	745	751	2,902	24	24	24	93
Price received	- R / kg	/	- $ / oz	- sold	89,529	99,723	80,467	88,345	453	479	416	432
Total cash costs	- R / kg	/	- $ / oz	- produced	36,951	36,418	28,483	32,414	187	174	147	158
Total production costs	- R / kg	/	- $ / oz	- produced	47,423	49,378	36,143	42,027	240	236	187	205
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		964	839	833	832	31.00	26.98	26.79	26.76
Actual	- g	/	- oz		988	982	1,007	999	31.76	31.58	32.36	32.12
FINANCIAL RESULTS (MILLION)												
Gold income					64	65	55	232	10	10	9	37
Cost of sales					36	35	27	120	6	5	4	19
Cash operating costs					26	26	21	94	4	4	3	15
Other cash costs					2	1	-	3	-	-	-	-
Total cash costs					28	27	21	97	5	4	3	15
Rehabilitation and other non-cash costs					-	-	-	1	-	-	-	-
Production costs					28	27	21	98	5	4	3	15
Amortisation of tangible assets					8	10	6	28	1	1	1	4
Inventory change					-	(2)	-	(6)	-	-	-	(1)
					29	30	28	113	5	5	5	18
Realised non-hedge derivatives					2	9	5	24	-	1	1	4
Gross profit excluding the effect of unrealised non-hedge derivatives					31	39	33	137	5	6	6	22
Capital expenditure					11	12	9	42	2	2	1	7

Rounding of figures may result in computational discrepancies.

Ghana

				Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
BIBIANI				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/	- 000 tons	-	-	3	6	-	-	3	6
Treated	- 000 tonnes	/	- 000 tons	-	-	2	5	-	-	3	6
Yield	- g / t	/	- oz / t	-	-	4.36	4.83	-	-	0.127	0.141
Gold produced	- kg	/	- oz (000)	-	-	10	26	-	-	-	1
SURFACE AND DUMP RECLAMATION											
Treated	- 000 tonnes	/	- 000 tons	601	-	-	-	663	-	-	-
Yield	- g / t	/	- oz / t	0.79	-	-	-	0.023	-	-	-
Gold produced	- kg	/	- oz (000)	476	-	-	-	15	-	-	-
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	-	304	1,284	4,342	-	335	1,416	4,786
Treated	- 000 tonnes	/	- 000 tons	-	601	637	2,444	-	663	702	2,694
Stripping ratio	- t (mined total - mined ore) / t mined ore			-	5.46	5.83	6.76	-	5.46	5.83	6.76
Yield	- g / t	/	- oz / t	-	1.28	1.58	1.45	-	0.037	0.046	0.042
Gold in ore	- kg	/	- oz (000)	-	104	1,015	2,168	-	3	33	70
Gold produced	- kg	/	- oz (000)	-	768	1,009	3,552	-	25	32	114
TOTAL											
Yield [1]	- g / t	/	- oz / t	0.79	-	-	-	0.023	-	-	-
Gold produced	- kg	/	- oz (000)	476	768	1,020	3,578	15	25	33	115
Gold sold	- kg	/	- oz (000)	476	768	1,020	3,578	15	25	33	115
Price received	- R / kg	/	- $ / oz - sold	109,827	98,691	83,352	89,302	555	469	432	438
Total cash costs	- R / kg	/	- $ / oz - produced	55,531	69,913	55,841	62,273	281	334	289	305
Total production costs	- R / kg	/	- $ / oz - produced	85,933	128,268	83,860	98,650	435	608	434	482
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	880	268	397	373	28.29	8.61	12.75	11.99
Actual	- g	/	- oz	944	968	781	780	30.34	31.11	25.11	25.09
FINANCIAL RESULTS (MILLION)											
Gold income				52	73	82	309	8	11	14	49
Cost of sales				42	112	87	386	7	17	15	61
Cash operating costs				24	50	53	207	4	8	9	33
Other cash costs				2	4	4	15	-	1	1	2
Total cash costs				26	54	57	223	4	8	10	35
Rehabilitation and other non-cash costs				2	37	2	43	-	6	-	7
Production costs				29	91	59	266	5	14	10	42
Amortisation of tangible assets				12	10	27	88	2	1	5	14
Inventory change				1	12	1	31	-	2	-	5
				10	(39)	(5)	(77)	2	(6)	(1)	(12)
Realised non-hedge derivatives				-	3	3	10	-	-	1	2
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives				10	(36)	(2)	(66)	2	(6)	-	(10)
Capital expenditure				1	4	12	44	-	1	2	7

[1] Total yield represents surface and dump reclamation

Rounding of figures may result in computational discrepancies.

Ghana

				Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
IDUAPRIEM - Attributable 85%				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	4,598	4,580	6,004	22,453	5,069	5,049	6,618	24,750
Treated	- 000 tonnes	/	- 000 tons	776	846	800	3,163	856	933	882	3,487
Stripping ratio	- t (mined total - mined ore) / t mined ore			4.36	4.40	6.76	5.46	4.36	4.40	6.76	5.46
Yield	- g / t	/	- oz / t	1.74	1.63	1.80	1.71	0.051	0.048	0.052	0.050
Gold in ore	- kg	/	- oz (000)	1,406	1,576	1,622	6,533	45	51	52	210
Gold produced	- kg	/	- oz (000)	1,351	1,381	1,437	5,413	43	44	46	174
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/	- 000 tons	-	-	-	-	-	-	-	-
Placed [1]	- 000 tonnes	/	- 000 tons	-	-	-	-	-	-	-	-
Gold produced	- kg	/	- oz (000)	-	-	6	9	-	-	-	-
TOTAL											
Yield [4]	- g / t	/	- oz / t	1.74	1.63	1.80	1.71	0.051	0.048	0.052	0.050
Gold produced	- kg	/	- oz (000)	1,351	1,381	1,442	5,422	43	44	46	174
Gold sold	- kg	/	- oz (000)	1,351	1,515	1,279	5,423	43	49	41	174
Price received	- R / kg	/	- $ / oz	- sold	104,917	95,533	86,157	88,812	530	457	446	435
Total cash costs	- R / kg	/	- $ / oz	- produced	71,477	83,222	55,716	71,330	362	397	288	348
Total production costs	- R / kg	/	- $ / oz	- produced	96,068	107,588	75,043	92,403	487	513	389	451
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	609	708	699	728	19.57	22.77	22.48	23.40
Actual	- g	/	- oz	650	648	681	635	20.88	20.85	21.91	20.43
FINANCIAL RESULTS (MILLION)											
Gold income				117	133	96	438	19	20	16	69
Cost of sales				126	175	95	498	21	27	16	78
Cash operating costs				90	108	75	363	15	17	12	57
Other cash costs				6	7	5	24	1	1	1	4
Total cash costs				97	115	80	387	16	18	13	61
Rehabilitation and other non-cash costs				2	9	2	13	-	1	-	2
Production costs				98	124	82	400	16	19	14	63
Amortisation of tangible assets				28	29	23	97	5	4	4	15
Inventory change				-	22	(10)	1	-	3	(2)	-
				(9)	(42)	1	(59)	(2)	(6)	-	(9)
Realised non-hedge derivatives				24	12	14	43	4	2	2	7
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives				15	(30)	15	(16)	2	(5)	2	(2)
Capital expenditure				1	8	2	23	-	1	-	4

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield excludes the heap leach operation.

Rounding of figures may result in computational discrepancies.

Ghana

OBUASI			Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	575	568	495	2,187	634	626	545	2,411
Treated	- 000 tonnes	/ - 000 tons	548	543	492	2,156	604	598	542	2,376
Yield	- g / t	/ - oz / t	4.58	4.87	4.80	4.77	0.133	0.142	0.130	0.139
Gold produced	- kg	/ - oz (000)	2,510	2,644	2,404	10,280	81	85	78	331
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	570	502	526	2,036	628	553	580	2,244
Yield	- g / t	/ - oz / t	0.56	0.47	0.49	0.48	0.016	0.014	0.014	0.014
Gold produced	- kg	/ - oz (000)	322	236	256	985	10	8	8	32
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	724	339	828	2,844	798	374	913	3,135
Treated	- 000 tonnes	/ - 000 tons	334	256	61	492	368	282	67	543
Stripping ratio	- t (mined total - mined ore) / t mined ore		1.17	4.37	10.50	10.06	1.17	4.37	10.50	10.06
Yield	- g / t	/ - oz / t	0.71	0.89	3.10	1.84	0.021	0.026	0.090	0.054
Gold in ore	- kg	/ - oz (000)	480	-	311	241	15	-	10	8
Gold produced	- kg	/ - oz (000)	238	227	191	904	8	7	6	29
TOTAL										
Yield [1]	- g / t	/ - oz / t	4.58	4.87	4.80	4.77	0.133	0.142	0.130	0.139
Gold produced	- kg	/ - oz (000)	3,069	3,107	2,851	12,169	99	100	92	391
Gold sold	- kg	/ - oz (000)	3,048	3,248	2,821	12,171	98	104	91	391
Price received	- R / kg	/ - $ / oz - sold	105,516	95,609	86,597	89,176	532	457	448	435
Total cash costs	- R / kg	/ - $ / oz - produced	68,952	75,184	69,979	70,817	349	357	362	345
Total production costs	- R / kg	/ - $ / oz - produced	102,679	112,164	92,649	98,595	520	535	480	481
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	216	347	332	349	6.96	11.17	10.68	11.21
Actual	- g	/ - oz	209	158	140	152	6.72	5.08	4.49	4.89
FINANCIAL RESULTS (MILLION)										
Gold income			257	283	213	986	42	43	35	155
Cost of sales			315	346	251	1,190	51	53	41	187
Cash operating costs			199	219	189	811	32	33	31	127
Other cash costs			12	15	11	51	2	2	2	8
Total cash costs			212	234	200	862	34	36	33	135
Retrenchment costs			-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs			-	8	-	8	-	1	-	1
Production costs			212	241	200	869	34	37	33	136
Amortisation of tangible assets			103	111	63	334	17	17	10	52
Inventory change			-	(6)	(12)	(14)	-	(1)	(2)	(2)
			(58)	(64)	(38)	(203)	(10)	(10)	(6)	(32)
Realised non-hedge derivatives			65	28	31	99	10	4	5	16
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives			6	(36)	(7)	(104)	1	(5)	(1)	(16)
Capital expenditure			101	193	77	495	16	30	13	78

[1] Total yield represents underground operations

Rounding of figures may result in computational discrepancies.

Guinea

				Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
SIGUIRI - Attributable 85%					**Rand / Metric**				**Dollar / Imperial**		
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	5,551	5,827	-	13,694	6,119	6,423	-	15,095
Treated	- 000 tonnes	/	- 000 tons	1,617	1,548	-	4,249	1,782	1,706	-	4,684
Stripping ratio	- t (mined total - mined ore) / t mined ore			1.65	1.69	-	1.40	1.65	1.69	-	1.40
Yield	- g / t	/	- oz / t	1.01	1.12	-	1.21	0.030	0.033	-	0.035
Gold produced	- kg	/	- oz (000)	1,636	1,736	-	5,140	53	56	-	165
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/	- 000 tons	-	-	3,678	3,678	-	-	4,054	4,054
Placed [1]	- 000 tonnes	/	- 000 tons	-	-	1,497	1,575	-	-	1,650	1,736
Stripping ratio	- t (mined total - mined ore) / t mined ore			-	-	1.68	1.68	-	-	1.68	1.68
Yield [2]	- g / t	/	- oz / t	-	-	1.16	1.16	-	-	0.034	0.034
Gold placed [3]	- kg	/	- oz (000)	-	-	1,738	1,835	-	-	56	59
Gold produced	- kg	/	- oz (000)	141	201	1,345	2,534	5	6	43	81
TOTAL											
Yield [4]	- g / t	/	- oz / t	1.01	1.12	-	1.21	0.030	0.033	-	0.035
Gold produced	- kg	/	- oz (000)	1,776	1,936	1,345	7,674	57	62	43	246
Gold sold	- kg	/	- oz (000)	1,776	1,936	1,345	7,674	57	62	43	247
Price received	- R / kg	/	- $ / oz - sold	104,936	96,234	86,569	89,678	529	460	448	435
Total cash costs	- R / kg	/	- $ / oz - produced	74,884	72,822	76,360	62,009	379	341	395	301
Total production costs	- R / kg	/	- $ / oz - produced	103,639	106,570	92,084	85,331	525	502	477	414
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	435	959	1,049	1,048	13.98	30.82	33.74	33.71
Actual	- g	/	- oz	474	534	489	592	15.22	17.17	15.73	19.03
FINANCIAL RESULTS (MILLION)											
Gold income				154	171	99	635	25	26	17	99
Cost of sales				163	183	103	607	26	28	18	95
Cash operating costs				120	124	99	442	19	19	16	69
Other cash costs				13	14	4	31	2	2	1	5
Total cash costs				133	138	103	473	22	21	17	74
Rehabilitation and other non-cash costs				1	(3)	4	3	-	-	1	1
Production costs				134	135	107	476	22	21	18	75
Amortisation of tangible assets				48	62	16	166	8	9	3	26
Inventory change				(19)	(14)	(20)	(34)	(3)	(2)	(3)	(6)
				(9)	(12)	(4)	27	(2)	(2)	(1)	4
Realised non-hedge derivatives				33	15	17	54	5	2	3	8
Gross profit excluding the effect of unrealised non-hedge derivatives				24	3	13	81	4	1	2	12
Capital expenditure				25	18	80	194	4	3	13	31

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield excludes the heap leach operation.

Rounding of figures may result in computational discrepancies.

Mali

				Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
MORILA - Attributable 40%				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	948	1,176	1,303	4,231	1,240	1,538	1,704	5,535
Mined	- 000 tonnes	/	- 000 tons	2,424	2,719	3,126	9,821	2,672	2,997	3,446	10,826
Treated	- 000 tonnes	/	- 000 tons	419	378	343	1,505	462	417	378	1,659
Stripping ratio	- t (mined total - mined ore) / t mined ore			3.10	2.09	3.75	2.49	3.10	2.09	3.75	2.49
Yield	- g / t	/	- oz / t	4.03	4.80	6.05	5.41	0.118	0.140	0.177	0.158
Gold produced	- kg	/	- oz (000)	1,689	1,817	2,075	8,139	54	58	67	262
Gold sold	- kg	/	- oz (000)	1,640	1,916	2,040	8,148	53	62	66	262
Price received	- R / kg	/	- $ / oz - sold	111,075	101,211	82,141	91,188	560	483	425	445
Total cash costs	- R / kg	/	- $ / oz - produced	51,820	47,734	33,432	39,083	262	227	173	191
Total production costs	- R / kg	/	- $ / oz - produced	70,132	70,011	49,458	60,147	355	333	256	293
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	2,551	2,115	2,170	2,212	82.01	68.00	69.75	71.13
Actual	- g	/	- oz	1,944	2,051	3,766	3,097	62.50	65.94	121.09	99.57
FINANCIAL RESULTS (MILLION)											
Gold income				182	194	168	743	30	30	28	116
Cost of sales				116	142	95	498	19	22	16	78
Cash operating costs				75	73	58	266	12	11	10	42
Other cash costs				13	14	12	52	2	2	2	8
Total cash costs				88	87	69	318	14	13	12	50
Rehabilitation and other non-cash costs				1	1	1	3	-	-	-	-
Production costs				88	88	70	321	14	13	12	50
Amortisation of tangible assets				30	40	33	168	5	6	5	26
Inventory change				(3)	15	(8)	9	-	2	(1)	1
				66	52	73	245	11	8	12	39
Realised non-hedge derivatives				-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives				66	52	73	245	11	8	12	39
Capital expenditure				2	6	4	11	-	1	1	2

Rounding of figures may result in computational discrepancies.

Mali

SADIOLA - Attributable 38%				Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	913	978	841	3,671	1,194	1,279	1,100	4,802
Mined	- 000 tonnes	/	- 000 tons	1,909	2,013	1,749	7,344	2,104	2,219	1,928	8,095
Treated	- 000 tonnes	/	- 000 tons	423	502	449	1,910	466	554	495	2,106
Stripping ratio	- t (mined total - mined ore) / t mined ore			2.25	1.52	2.25	2.47	2.25	1.52	2.25	2.47
Yield	- g / t	/	- oz / t	3.11	2.63	2.65	2.73	0.091	0.077	0.077	0.080
Gold produced	- kg	/	- oz (000)	1,316	1,323	1,188	5,223	42	43	38	168
Gold sold	- kg	/	- oz (000)	1,313	1,370	1,202	5,250	42	44	39	169
Price received	- R / kg	/	- $ / oz - sold	109,331	101,716	84,983	92,180	553	485	440	448
Total cash costs	- R / kg	/	- $ / oz - produced	53,584	59,678	54,634	54,377	271	284	283	265
Total production costs	- R / kg	/	- $ / oz - produced	65,638	72,230	73,458	68,784	332	344	380	336
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	1,681	2,192	1,399	1,896	54.04	70.47	44.97	60.95
Actual	- g	/	- oz	1,567	1,629	1,702	1,719	50.37	52.38	54.72	55.27
FINANCIAL RESULTS (MILLION)											
Gold income				144	139	102	484	23	21	17	76
Cost of sales				90	92	87	353	15	14	15	55
Cash operating costs				60	69	58	250	10	11	10	39
Other cash costs				10	10	7	34	2	1	1	5
Total cash costs				71	79	65	284	11	12	11	45
Rehabilitation and other non-cash costs				6	-	1	1	1	-	-	-
Production costs				76	79	66	285	12	12	11	45
Amortisation of tangible assets				10	17	21	74	2	3	4	12
Inventory change				4	(3)	-	(6)	1	(1)	-	(1)
				53	47	15	131	9	7	2	20
Realised non-hedge derivatives				-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives				53	47	15	131	9	7	2	20
Capital expenditure				4	8	14	48	1	1	2	7

Rounding of figures may result in computational discrepancies.

Mali

				Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
YATELA - Attributable 40%				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/	- 000 tons	1,214	1,265	1,679	5,754	1,338	1,394	1,850	6,342
Placed [1]	- 000 tonnes	/	- 000 tons	327	328	323	1,259	360	362	356	1,388
Stripping ratio	- t (mined total - mined ore) / t mined ore			3.02	4.97	5.75	6.94	3.02	4.97	5.75	6.94
Yield [2]	- g / t	/	- oz / t	4.53	3.73	2.61	2.99	0.132	0.109	0.076	0.087
Gold placed [3]	- kg	/	- oz (000)	1,480	1,225	844	3,759	48	39	27	121
Gold produced	- kg	/	- oz (000)	1,023	972	717	3,060	33	31	23	98
Gold sold	- kg	/	- oz (000)	1,086	997	772	3,052	35	32	25	98
Price received	- R / kg	/	- $ / oz - sold	109,917	102,055	82,700	92,211	555	487	428	449
Total cash costs	- R / kg	/	- $ / oz - produced	43,910	43,556	54,180	53,754	222	208	280	263
Total production costs	- R / kg	/	- $ / oz - produced	59,183	60,795	73,966	69,469	300	290	383	340
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	1,209	1,127	994	1,115	38.88	36.24	31.97	35.86
Actual	- g	/	- oz	1,555	1,434	967	1,103	49.98	46.11	31.09	35.48
FINANCIAL RESULTS (MILLION)											
Gold income				119	102	64	281	19	16	11	44
Cost of sales				59	64	55	214	10	10	9	34
Cash operating costs				36	35	34	144	6	5	6	23
Other cash costs				9	7	5	20	1	1	1	3
Total cash costs				45	42	39	164	7	7	7	26
Rehabilitation and other non-cash costs				4	-	-	1	1	-	-	-
Production costs				49	43	39	166	8	7	7	26
Amortisation of tangible assets				12	16	14	47	2	3	2	7
Inventory change				(1)	5	2	1	-	1	-	-
				60	38	9	68	10	6	2	11
Realised non-hedge derivatives				-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives				60	38	9	68	10	6	2	11
Capital expenditure				-	1	6	15	-	-	1	2

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Namibia

NAVACHAB			Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	459	295	258	1,161	600	386	337	1,518
Mined	- 000 tonnes	/ - 000 tons	1,365	922	839	3,744	1,504	1,016	925	4,127
Treated	- 000 tonnes	/ - 000 tons	315	303	308	1,222	348	334	339	1,347
Stripping ratio	- t (mined total - mined ore) / t mined ore		7.13	1.66	1.65	1.56	7.13	1.66	1.65	1.56
Yield	- g / t	/ - oz / t	2.15	2.30	1.94	2.05	0.063	0.067	0.056	0.060
Gold produced	- kg	/ - oz (000)	678	696	596	2,510	22	22	19	81
Gold sold	- kg	/ - oz (000)	680	698	636	2,512	22	22	20	81
Price received	- R / kg	/ - $ / oz - sold	109,373	101,269	83,370	91,635	553	482	431	447
Total cash costs	- R / kg	/ - $ / oz - produced	44,795	54,386	79,780	65,300	227	259	413	321
Total production costs	- R / kg	/ - $ / oz - produced	59,018	33,958	88,903	66,354	299	156	460	326
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	779	763	672	720	25.05	24.52	21.60	23.14
Actual	- g	/ - oz	698	758	606	664	22.44	24.37	19.49	21.36
FINANCIAL RESULTS (MILLION)										
Gold income			74	71	53	230	12	11	9	36
Cost of sales			41	25	52	166	7	4	9	26
Cash operating costs			30	38	47	163	5	6	8	26
Other cash costs			-	-	1	1	-	-	-	-
Total cash costs			30	38	48	164	5	6	8	26
Rehabilitation and other non-cash costs			-	(42)	-	(43)	-	(7)	-	(7)
Production costs			31	(4)	48	121	5	(1)	8	19
Amortisation of tangible assets			9	28	5	45	2	4	1	7
Inventory change			1	1	(1)	(1)	-	-	-	-
			33	46	1	64	5	7	-	10
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives			33	46	1	64	5	7	-	10
Capital expenditure			5	12	5	33	1	2	1	5

Rounding of figures may result in computational discrepancies.

Tanzania

GEITA			Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	3,812	4,799	4,884	20,007	4,986	6,277	6,388	26,169
Mined	- 000 tonnes	/ - 000 tons	12,415	13,108	12,607	54,109	13,685	14,449	13,897	59,645
Treated	- 000 tonnes	/ - 000 tons	1,123	1,545	1,436	6,078	1,238	1,703	1,583	6,699
Stripping ratio	- t (mined total - mined ore) / t mined ore		12.45	8.53	9.31	8.49	12.45	8.53	9.31	8.49
Yield	- g / t	/ - oz / t	2.34	2.41	4.15	3.14	0.068	0.070	0.121	0.092
Gold produced	- kg	/ - oz (000)	2,626	3,730	5,963	19,074	84	120	192	613
Gold sold	- kg	/ - oz (000)	2,929	3,398	5,691	18,701	94	109	183	601
Price received	- R / kg	/ - $ / oz - sold	109,961	104,922	71,909	81,124	555	503	372	398
Total cash costs	- R / kg	/ - $ / oz - produced	72,557	68,370	41,204	61,182	368	326	213	298
Total production costs	- R / kg	/ - $ / oz - produced	92,656	100,414	56,421	79,377	470	478	292	387
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	859	800	1,221	1,023	27.60	25.73	39.25	32.90
Actual	- g	/ - oz	597	920	1,545	1,195	19.20	29.58	49.68	38.41
FINANCIAL RESULTS (MILLION)										
Gold income			246	266	407	1,351	40	41	68	214
Cost of sales			307	313	345	1,468	50	48	58	230
Cash operating costs			177	240	228	1,095	29	37	38	172
Other cash costs			11	13	16	61	2	2	3	10
Total cash costs			189	253	244	1,156	31	39	41	181
Rehabilitation and other non-cash costs			4	113	3	113	1	17	-	17
Production costs			192	365	247	1,269	31	56	41	199
Amortisation of tangible assets			49	7	88	234	8	1	15	37
Inventory change			66	(59)	10	(36)	11	(9)	2	(5)
			(62)	(48)	62	(116)	(10)	(7)	10	(17)
Realised non-hedge derivatives			76	91	3	166	12	14	-	26
Gross profit excluding the effect of unrealised non-hedge derivatives			15	43	65	49	2	7	10	9
Capital expenditure			52	45	17	496	8	6	3	78

Rounding of figures may result in computational discrepancies.

USA

CRIPPLE CREEK & VICTOR J.V.				Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005	Quarter ended March 2006	Quarter ended December 2005	Quarter ended March 2005	Year ended December 2005
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/	- 000 tons	13,223	13,015	11,892	47,676	14,576	14,346	13,109	52,554
Placed [1]	- 000 tonnes	/	- 000 tons	5,176	4,731	4,756	19,194	5,706	5,215	5,243	21,157
Stripping ratio	- t (mined total - mined ore) / t mined ore			1.56	1.84	1.40	1.62	1.56	1.84	1.40	1.62
Yield [2]	- g / t	/	- oz / t	0.50	0.62	0.64	0.62	0.015	0.018	0.019	0.018
Gold placed [3]	- kg	/	- oz (000)	2,606	2,922	3,036	11,953	84	94	98	384
Gold produced	- kg	/	- oz (000)	1,984	2,659	2,508	10,252	64	85	81	330
Gold sold	- kg	/	- oz (000)	2,031	2,563	2,492	10,154	65	82	80	326
Price received	- R / kg	/	- $ / oz - sold	73,057	83,972	78,505	79,562	370	399	406	388
Total cash costs [4]	- R / kg	/	- $ / oz - produced	48,627	50,297	42,443	47,124	246	239	220	230
Total production costs	- R / kg	/	- $ / oz - produced	69,744	72,260	61,610	68,349	353	344	319	333
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	2,343	2,725	2,695	2,709	75.32	87.62	86.66	87.09
Actual	- g	/	- oz	2,082	2,878	2,714	2,728	66.93	92.52	87.26	87.71
FINANCIAL RESULTS (MILLION)											
Gold income				129	147	155	661	21	23	26	104
Cost of sales				138	192	155	701	23	29	26	110
Cash operating costs				147	159	126	573	24	24	21	90
Other cash costs				3	9	7	30	1	1	1	5
Total cash costs				150	168	133	603	24	26	22	95
Rehabilitation and other non-cash costs				2	7	4	17	-	1	1	3
Production costs				152	175	137	620	25	27	23	97
Amortisation of tangible assets				51	63	57	255	8	10	9	40
Inventory change				(65)	(46)	(39)	(174)	(11)	(7)	(6)	(27)
				(10)	(46)	-	(39)	(2)	(7)	-	(6)
Realised non-hedge derivatives				20	69	41	146	3	10	7	23
Gross profit excluding the effect of unrealised non-hedge derivatives				10	23	41	107	2	4	7	17
Capital expenditure				27	16	9	53	4	3	2	8

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total cash cost calculation includes inventory change.

Rounding of figures may result in computational discrepancies.

Administrative information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AADA
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young

Contacts

South Africa
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com

Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com

United States of America
Andrea Maxey
Telephone: (800) 417 9255 (toll free in USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: amaxey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

PRINTED BY INCE (PTY) LIMITED

Directors

Executive
R M Godsell (Chief Executive Officer)
R Carvalho Silva !
N F Nicolau
S Venkatakrishnan *
K H Williams

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman #
Mrs E le R Bradley
R E Bannerman †
C B Brayshaw
Dr S E Jonah KBE †
R Médori ~ (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)

* British	# American	† Ghanaian
~ French	! Brazilian	

Offices

Registered and Corporate
Managing Secretary: Ms Y Z Simelane
Company Secretary: C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

Share Registrars

South Africa
Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5222
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in USA) or +9 610 382 7836 outside USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECT℠
BoNY maintains a direct share purchase and dividend reinvestment plan for AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 5, 2006

By: /s/ C R Bull
Name: C R Bull
Title: Company Secretary